Exhibit 99.1

CONFIDENTIAL

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 24b-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.
[…***…] INDICATES OMITTED MATERIAL THAT IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST FILED SEPARATELY WITH THE COMMISSION. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE COMMISSION

COLLABORATION AND LICENSE AGREEMENT

Between

ZYMEWORKS INC.

and

JANSSEN BIOTECH, INC.

November 13, 2017

CONFIDENTIAL

-i-

CONFIDENTIAL

COLLABORATION AND LICENSE AGREEMENT

THIS COLLABORATION AND LICENSE AGREEMENT (the “Agreement”), effective as of November 13, 2017 (the “Effective Date”), by and between JANSSEN BIOTECH, INC., a corporation organized and existing under the laws of Pennsylvania, with its principal business office located at 800/850 Ridgeview Road, Horsham, PA 19044 (“Janssen”) and ZYMEWORKS INC., a corporation organized and existing under the laws of British Columbia, having an address at 540-1385 West 8th Avenue, Vancouver, BC, Canada V6H 3V9 (“Zymeworks”). Zymeworks and Janssen are each referred to individually as a “Party” and together as the “Parties”.

BACKGROUND

A.            Zymeworks controls a proprietary Fc/Fab heterodimerization platform, which is known as the Azymetric™ Platform, for generating multi-specific Antibodies. Zymeworks also controls a proprietary effector knock-out platform, known as the EFECT™ effector knock-out platform.

B.            Janssen and Zymeworks desire to enter into this Agreement under which Zymeworks will grant Janssen a license to utilize such platforms to generate and develop certain Antibodies (as defined below), all on the terms and conditions as set forth below.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein below, and other good and valuable consideration, the sufficiency of which is hereby acknowledged by both Parties, the Parties agree as follows:

1.          DEFINITIONS AND INTERPRETATIONS

Whenever used in this Agreement with an initial capital letter, the terms defined in this Article 1 and elsewhere in this Agreement, whether used in the singular or plural, shall have the meanings specified.

1.1          “Acquiring Entity” means a Third Party that merges or consolidates with or acquires Zymeworks, or to which Zymeworks transfers all or substantially all of its assets to which this Agreement pertains.

1.2          “Act” means, as applicable, the United States Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq., or the Public Health Service Act, 42 U.S.C. §§ 262 et seq., as such may be amended from time to time.

1.3          “Affiliate” means with respect to either Party, any Person controlling, controlled by or under common control with such Party, for so long as such control exists. For purposes of this Section 1.3 only, “control” means (i) direct or indirect ownership of fifty percent (50%) or more of the stock or shares having the right to vote for the election of directors of such corporate entity or (ii) the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

CONFIDENTIAL

1.4          “Annual Net Sales” means, with respect to a particular Licensed Product and Calendar Year, all Net Sales of such Licensed Product throughout the Territory during such Calendar Year.

1.5          “Antibody” means any and all antibodies (or similar molecule), including Fc, Fv or Fab components or fragments thereof, derived and generated through the application of the Zymeworks Platform pursuant to the Research Program.

1.6          “Applicable Laws” means all federal, state, provincial, local, national and supra-national laws, statutes, rules and regulations, including any rules, regulations, guidelines or requirements of Regulatory Authorities, national securities exchanges or securities listing organizations that may be in effect from time to time during the Term and applicable to a particular activity hereunder.

1.7          “Arising IP” means any Know-How, Inventions, and patents and/or other Intellectual Property therein arising after the Effective Date, as a result of the performance of rights or obligations by or on behalf of the Parties under this Agreement, including pursuant to any work performed pursuant to the Research Program.

1.8          “BLA” means a Biologics License Application filed pursuant to the requirements of the FDA under Section 351(k) of the PHS Act and 12 C.F.R., Section 601.2, to obtain regulatory approval for a Licensed Product in the United States, or the equivalent application or filing in another country (as applicable).

1.9          “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York, U.S.A. are authorized or required by Applicable Law to remain closed.

1.10        “Calendar Quarter” means a financial quarter based on the J&J Universal Calendar for that year (a copy of which is attached hereto as Exhibit C) and is used by Janssen and/or its Affiliates for internal and external reporting purposes; provided, however, that the first Calendar Quarter for the first Calendar Year extends from the Effective Date to the end of the then current Calendar Quarter and the last Calendar Quarter extends from the first day of such Calendar Quarter until the effective date of the termination or expiration of the Agreement.

1.11        “Calendar Year” means a year based on the J&J Universal Calendar for that year. The last Calendar Year of the Term begins on the first day of the J&J Universal Calendar Year for the year during which termination or expiration of the Agreement will occur, and the last day of such Calendar Year will be the effective date of such termination or expiration. The first Calendar Year shall begin on the Effective Date and end on the last day of the first full Calendar Year thereafter.

1.12        “Clinical Trial” means a Phase I Clinical Trial, Phase II Clinical Trial or Phase III Clinical Trial, or any post-approval human clinical trial, as applicable.

CONFIDENTIAL

1.13        “Combination Product” means a Licensed Product that contains one or more active agents in addition to an Antibody derived and generated […***…].1

1.14        “Confidential Information” means all Know-How, which is generated by or on behalf of a Party under this Agreement or which one Party or any of its Affiliates or contractors has provided or otherwise made available to the other Party, whether made available orally, in writing, or in electronic form, including (a) such Know-How comprising or relating to concepts, discoveries, Inventions, data, designs or formulae arising from this Agreement and (b) any unpublished patent applications disclosed hereunder. The existence and terms of this Agreement constitute Confidential Information of both of the Parties.

1.15        “Control” or “Controlled” means, with respect to any material, Know-How, or intellectual property right (including Patent Rights), that a Party (a) owns or (b) has a license to such material, Know-How, or intellectual property right and, in each case, has the power to grant to the other Party access, a license, or a sublicense (as applicable) to the same on the terms and conditions set forth in this Agreement without violating any obligations of the granting Party to a Third Party or subjecting the granting Party to any additional fee or charge. Notwithstanding anything to the contrary in this Agreement, the following shall not be deemed to be Controlled by Zymeworks: (i) any materials, Know-How or intellectual property right owned or licensed by any Acquiring Entity immediately prior to the effective date of the merger, consolidation or transfer making such Third Party an Acquiring Entity, and (ii) any materials, Know-How or intellectual property right that any Acquiring Entity subsequently develops without accessing or practicing the Zymeworks Platform or any Zymeworks Intellectual Property.

1.16        “Covered” means, with respect to a Licensed Product in a particular country, that the manufacture, use, sale and/or importation of such Licensed Product, as applicable, in such country would, but for the licenses granted herein, infringe a Valid Patent Claim. With respect to Valid Patent Claims within pending patent applications, a Licensed Product shall be Covered by such Valid Patent Claim if the manufacture, use, sale or importation of such Licensed Product, as applicable, in such country would, but for the licenses granted herein, infringe such Valid Patent Claim once issued.

1.17        “Currency Hedge Rate” means the Johnson & Johnson Pharmaceutical Company (“J&J”) currency hedge rate, which is the result of the effectively performed currency hedging at J&J for the upcoming Calendar Year and will be set up once a Calendar Year and will remain constant throughout such Calendar Year. The Currency Hedge Rate is calculated as a weighted average hedge rate of the outstanding external foreign currency forward hedge contracts of J&J with third party banks.

1 Competitive information – Technical Information.

CONFIDENTIAL

1.18        “Directed To” means, with regard to an antibody or product, that such antibody or product (a) binds directly to a Target, and (b) exerts its primary diagnostic, prophylactic or therapeutic activity as a result of such binding or modifies the profile (e.g., pharmacokinetics, tissue penetration and distribution) of the antibody as a result of such binding, as determined based on reasonable experimental data or generally accepted scientific literature, in either case, only if such data or literature supporting (a) or (b) is available at the time of […***…] by Janssen of the […***…] for the applicable […***…]. Notwithstanding the foregoing, Janssen is […***…]. When required grammatically, the defined term “Directed To” may be separated and shall have the same meaning set forth above; e.g., when discussing Targets To which an antibody is Directed.2

1.19        “EU Major Market” means […***…] and […***…].3

1.20        “European Union” or “EU” means the European Union as it exists as of the Effective Date, together with any countries or territories that subsequently join the European Union. For clarity, any countries or territories that exit the European Union after the Effective Date shall remain part of the European Union for purposes of this Agreement. As of the Effective Date, the European Union includes the following countries: Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and the United Kingdom.

1.21        “FDA” means the United States Food and Drug Administration and any successor thereto.

1.22        “Field” means any and all uses, including diagnostic, prophylactic, and therapeutic uses, in humans.

1.23        “First Commercial Sale” means, with respect to a Licensed Product in any country in the Territory, the first commercial sale in an arms-length transaction of such Licensed Product to a Third Party by or on behalf of a Party, its Affiliate or sublicensee in such country following receipt of applicable Regulatory Approval of such Licensed Product in the Field in such country; provided, however, that First Commercial Sale shall not include any transfer of a Licensed Product (i) between or among a Party and its Affiliates or sublicensees or (ii) for purposes of […***…] or the like.4

1.24        “IND” means an investigational new drug application, clinical trial application, or similar application, filed with, and accepted by, a Regulatory Authority in any country or group of countries prior to beginning Clinical Trials in that country or in that group of countries.

1.25        “Intellectual Property” or “IP” means patents, trademarks, service marks, copyrights, design rights, trade secrets, applications for any of the above, and any similar right recognized from time to time in any jurisdiction, together with all rights of action in relation to infringement of any of the above.

2 Competitive information – Technical Information.

3 Competitive information – Financial Provisions.

4 Competitive information – Financial Provisions.

CONFIDENTIAL

1.26        “Invention” means any composition of matter, article of manufacture or other subject matter, whether patentable or not, that is conceived or reduced to practice under and as a result of any work performed under the Agreement, including any work performed pursuant to the Research Program.

1.27        “Janssen Arising IP” has the meaning set forth in Section 6.1.1.

1.28        “Janssen Patent Rights” means any and all Patent Rights that are Controlled by Janssen or its Affiliates as of the Effective Date or during the Term of the Agreement, which (a) are necessary or reasonably useful for carrying out the Research Program or (b) claim the manufacture, use, sale or importation of any Antibody. The Janssen Patent Rights include any Patent Rights within the Janssen Arising IP.

1.29        “Joint Invention” means any Invention conceived or reduced to practice jointly by one or more employees of Janssen or its Affiliate or a Third Party acting under authority of Janssen or its Affiliate, on the one hand, and one or more employees of Zymeworks or its Affiliate or a Third Party acting under authority of Zymeworks or its Affiliate, on the other hand.

1.30        “Joint Patent Rights” means all Patent Rights claiming a Joint Invention.

1.31        “Know-How” means all technical information, know-how, data, inventions, discoveries, trade secrets, specifications, instructions, processes, formulae, methods, protocols, expertise and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them, and all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data relevant to any of the foregoing, not in the public domain (for clarity, not published), that are not Patent Rights.

1.32        “Licensed Product” means any formulation and dosage form of a pharmaceutical product for humans containing an Antibody derived and generated […***…], as an active ingredient, alone or in combination with one or more other active ingredients. For clarity, Licensed Product includes a Combination Product. A Licensed Product may not include any antibody (or fragment thereof) made using the Zymeworks Platform that is not derived and generated […***…].5

1.33        “Marketing Authorization” means all approvals from the relevant Regulatory Authority necessary to initiate marketing and selling a product (including Licensed Product) in any country including regulatory approvals, and pricing and reimbursement approvals.

1.34        “Net Sales” means the gross amount invoiced on sales of a Licensed Product by Janssen, or any of its Affiliates or sublicensees to a Third Party purchaser, less the following customary and commercially reasonable deductions, determined in accordance with US generally accepted accounting principles and internal policies and actually taken, paid, accrued, allocated, or allowed based on good faith estimates:

5 Competitive information – Technical Information.

CONFIDENTIAL

(a)          […***…] and/or […***…], and […***…], excluding […***…];

(b)          […***…] and […***…], and/or other […***…], specifically excluding, for clarity, any […***…] against the […***…] from such sale;

(c)          […***…] or […***…] and […***…] or other […***…] (or designated beneficiaries thereof) in the context of any […***…] or […***…] or similar programs; including, but not limited to […***…];

(d)          […***…], and […***…] (or equivalent thereof) to […***…] (or equivalent thereof), […***…], or their […***…] or […***…], or […***…], as well as amounts owed to […***…] through […***…] or similar forms of […***…] to the extent the latter are directly related to the […***…] of the Licensed Product;

(e)          […***…] and […***…] to the extent included in the price and separately itemized on the invoice price;

(f)          […***…] or […***…] actually granted upon […***…], […***…] of Licensed Product, including for […***…] or […***…] or […***…] and […***…];

(g)          any […***…] which are not […***…], and are […***…] by the selling party or its Affiliates, including […***…].

All aforementioned deductions shall only be allowable to the extent they are commercially reasonable and shall be determined, on a country-by-country basis, as incurred in the ordinary course of business in type and amount verifiable based on the Janssen and Affiliates’ reporting system. All such […***…], and other deductions shall be fairly and equitably allocated to Licensed Product and other products of Janssen and its Affiliates and sublicensees, such that Licensed Product does not bear a disproportionate portion of such deductions. Sales of a Licensed Product by and between […***…] are not sales to […***…] and shall be excluded from Net Sales calculations for all purposes; provided that any […***…] to a […***…] or to a […***…] for end use, shall be included in Net Sales. […***…] shall be excluded from Net Sales calculations for all purposes.6

For the purpose of determining royalty and sales-based milestone payments payable on a Combination Product, Net Sales for such Combination Product will be calculated by multiplying actual Net Sales of such Combination Product by the fraction A/(A+B) where A is the average invoice price of the Antibody derived and generated […***…]7 in the same strength as contained in the Combination, if sold separately in the same country, and B is the total average invoice price of any other API(s) in the Combination Product, if sold separately in the same country. For clarity, the term “invoice price” on a unit basis refers to the net sales of Antibody or other API, as applicable, for a given Calendar Year divided by the total number of units of the Antibody or other API, as applicable, sold in that country during that same Calendar Year.

6 Competitive information – Financial Provisions.

7 Competitive information – Technical Information.

CONFIDENTIAL

If, on a country-by-country basis, no separate sale of the Antibody derived and generated […***…]8 in the same strength as contained in the Combination Product, sold separately without other active ingredient(s), is made in such country during the applicable accounting period, or if the invoice price for the Antibody cannot be determined for an accounting period, then the “Net Sales” for royalty and sales-based milestone purposes hereunder for sales of such Combination Product in each such country shall be determined by multiplying the Net Sales (calculated in the manner described above) of such Combination Product in such country by a fraction, determined in good faith by mutual agreement of the Parties, that reflects the relative contribution in value that such Antibody contained in the Combination Product makes to the total value of such Combination Product to the end user in such country.

1.35        “Patent Rights” means the rights and interests in and to issued patents and pending patent applications (which, for purposes of this Agreement, include certificates of invention, applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, continued prosecution applications including requests for continued examination, divisional applications and renewals, and all letters patent or certificates of invention granted thereon, and all reissues, reexaminations, extensions (including pediatric exclusivity patent extensions), term restorations, renewals, substitutions, confirmations, registrations, revalidations, revisions and additions of or to any of the foregoing, in each case, in any country.

1.36        “Person” means any individual, corporation, company, partnership, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

1.37        “Phase I Clinical Trial” means a study in humans which provides for the first introduction into humans of a product, conducted in normal volunteers or patients to generate information on product safety, tolerability, pharmacological activity or pharmacokinetics, or otherwise consistent with the requirements of U.S. 21 C.F.R. §312.21(a) or its foreign equivalents. In the case of oncology clinical trials, the primary endpoint of the study could also include efficacy.

1.38        “Phase II Clinical Trial” means a study in humans of the safety, dose ranging and efficacy of a product, which is prospectively designed to generate sufficient data (if successful) to commence a Phase III Clinical Trial or to file for accelerated approval, or otherwise consistent with the requirements of U.S. 21 C.F.R. §312.21(b) or its foreign equivalents.

8 Competitive information – Technical Information.

CONFIDENTIAL

1.39        “Phase III Clinical Trial” means a controlled study in humans of the efficacy and safety of a product, which is prospectively designed to demonstrate statistically whether such product is effective and safe for use in a particular indication in a manner sufficient to file for Marketing Authorization, or otherwise consistent with the requirements of U.S. 21 C.F.R. §312.21(c) or its foreign equivalents.

1.40        “Related Party” means each Party, its Affiliates, and their respective licensees or sublicensees hereunder (which term excludes any Third Parties to the extent functioning as distributors), as applicable. In no event shall Zymeworks be a Related Party with respect to Janssen or Janssen be a Related Party with respect to Zymeworks.

1.41        “Regulatory Authority” means the FDA or any counterpart of the FDA outside the United States, or other national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity with authority over the distribution, importation, exportation, manufacture, production, use, storage, transport, clinical testing or sale of a pharmaceutical product (including Licensed Product), which may include the authority to grant the required reimbursement and pricing approvals for such sale.

1.42        “Sequence” means an amino acid sequences corresponding […***…] of an Antibody.9

1.43        “Sequence Pair” means a pair of Sequences.

1.44        “Target” means any clinically relevant […***…] (or portion thereof).10

1.45        “Target Pair” means any two Targets in combination.

1.46        “Tax” or “Taxes” means any present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including any interest thereon).

1.47        “Territory” means all of the countries and territories in the world.

1.48        “Third Party” means any Person other than Janssen or Zymeworks or an Affiliate of Janssen or Zymeworks.

1.49        “United States” or “US” means the United States of America and its territories and possessions.

1.50        “USD” and “$” mean United States dollars.

9 Competitive information – Technical Information.

10 Competitive information – Technical Information.

CONFIDENTIAL

1.51        “Valid Patent Claim” means any claim of (a) an issued and unexpired patent or (b) a pending patent application being prosecuted […***…], in each case included within the Zymeworks Patent Rights but excluding […***…]; provided that such claim (i) has not been abandoned, revoked or held unenforceable, invalid or unpatentable by a court or other government body of competent jurisdiction with no further possibility of appeal; (ii) has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise; (iii) is not lost through an interference proceeding that is unappealable or unappealed within the time allowed for appeal; and (iv) has not been donated to the public. A claim within a pending patent application that has been pending issuance for more than […***…] from the date of filing of the earliest priority patent application to which such pending patent application is entitled shall not be a Valid Patent Claim, unless and until it issues.11

1.52        “Zymeworks Arising IP” shall have the meaning set forth in Section 6.1.1.

1.53        “Zymeworks Intellectual Property” means the Zymeworks Patent Rights and the Zymeworks Know-How.

1.54        “Zymeworks Know-How” means all Know-How that are (a) Controlled by Zymeworks as of the Effective Date or during the Term and (b) reasonably necessary or useful to Janssen in: (i) carrying out the activities under the Research Program or (ii) developing, manufacturing or commercializing an Antibody derived and generated […***…].12

1.55        “Zymeworks Patent Rights” means any and all Patent Rights that are Controlled by Zymeworks or its Affiliates (including Patent Rights that are Controlled by Zymeworks claiming Zymeworks Arising IP) as of the Effective Date or during the Term of the Agreement, which (a) are necessary or reasonably useful for the use or exploitation of the Zymeworks Platform for carrying out the Research Program or (b) claim the manufacture, use, sale or importation of any Antibody. Zymeworks Patent Rights include Zymeworks Arising IP.

1.56        “Zymeworks Platform” means Zymeworks’ proprietary Azymetric™ Fc/Fab heterodimerization platform, alone or in conjunction with Zymeworks’ proprietary EFECT™ effector knock-out platform that is covered by Know-How listed in Exhibit A and patents listed in Exhibit E.

1.57        Additional Definitions. In addition, each of the following definitions shall have the respective meanings set forth in the section of this Agreement indicated below.13

Definition	Section/Exhibit
Accounting Firm	5.5.2
Additional Sequences Option	3.4.3
Agreement	Preamble
Audited Party	5.5.2
Auditing Party	5.5.2
[…***…]	2.1.1
[…***…]	3.6

11 Competitive information – Commercially Sensitive Terms.

12 Competitive information – Technical Information.

13 Competitive information – Discovery Information, Financial Provisions and Commercially Sensitive Terms.

CONFIDENTIAL

Definition	Section/Exhibit
[…***…]	3.5.2(b)
Code	10.4
Commercial License	2.1.2
Commercialization Milestone Event	4.3
Commercialization Milestone Payment	4.3
Competing Product Infringement	6.3.1
Confidentiality Agreement	13.13
Controlling Party	6.3.4
CPR Mediation Procedure	13.5.1
CPR Rules	13.5.2
Designation Notice	3.4.1
Designs	11.2.6
Development Milestone Event	4.3
Development Milestone Payment	4.3
Development Period	3.3.1
Dispute	13.5
Effective Date	Preamble
[…***…]	11.2.6
[…***…] Milestone Event	4.3.2
[…***…] Milestone Payment	4.3.2
[…***…]	3.5.2(a)
[…***…]	3.1.1
Indemnified Party	12.3.1
Indemnifying Party	12.3.1
ISC	3.1.5
J&J	1.17
Janssen	Preamble
Janssen Arising IP	6.1.1
Janssen Indemnified Party	12.1
Janssen Sequence Pair	3.4.1
[…***…]	11.2.6
Listed Affiliates	2.1.1
Losses	12.1
Party or Parties	Preamble
Licensed Product Royalty	4.4.1
Licensed Royalty Term	4.4.2

CONFIDENTIAL

Definition	Section/Exhibit
Prosecution	6.2.1
Research Program	3.1.1
Research Program Term	3.1.2
Term	9.1.1
Third Party Claims	12.1
Upfront Payment	4.1
Zymeworks	Preamble
Zymeworks Arising IP	6.1.1
Zymeworks Indemnified Party	12.2

1.58        Interpretation. The captions and headings to this Agreement are for convenience only, and are to be of no force or effect in construing or interpreting any of the provisions of this Agreement. Unless specified to the contrary, references to Articles, Sections or Exhibits mean the particular Articles, Sections or Exhibits to this Agreement and references to this Agreement include all Exhibits hereto. In the event of any conflict between the main body of this Agreement and any Exhibit hereto, the main body of this Agreement shall prevail. Unless context otherwise clearly requires, whenever used in this Agreement: (a) the words “include” or “including” shall be construed as incorporating, also, “but not limited to” or “without limitation;” (b) the word “day” or “year” means a calendar day or year unless otherwise specified; (c) the word “notice” shall mean notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement; (d) the words “hereof,” “herein,” “hereby” and derivative or similar words refer to this Agreement as a whole and not merely to the particular provision in which such words appear; (e)  the words “shall” and “will” have interchangeable meanings for purposes of this Agreement; (f) provisions that require that a Party, the Parties or a committee hereunder “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise; (g) words of any gender include the other gender; (h) words using the singular or plural number also include the plural or singular number, respectively; (i) references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement law, rule or regulation thereof; (j) neither Party or its Affiliates shall be deemed to be acting “under authority of” the other Party.

2.          GRANT OF LICENSES

2.1          Licenses and Rights to Janssen.  Subject to the terms and conditions of this Agreement,

CONFIDENTIAL

2.1.1           Research License. During the Research Program Term, Zymeworks hereby grants to Janssen and the Listed Affiliates a non-exclusive, worldwide, royalty-free, research and development license under the Zymeworks Intellectual Property solely (a) to perform the activities under the Research Program and (b) to otherwise perform preclinical research and development with respect to Antibodies. After the Research Program Term until (on a […***…]) the expiration of Janssen’s right to […***…] for such […***…] in accordance with Section 3.6, Zymeworks hereby grants to Janssen and the Listed Affiliates a non-exclusive, worldwide, royalty-free, research and development license under the Zymeworks Intellectual Property solely to perform research and development with respect to Antibodies Directed To the same […***…] (the “[…***…]”). For clarity, any such Antibodies developed pursuant to the […***…] shall be derived and generated from […***…] that are potential […***…] for such […***…]. The foregoing license shall include the right to grant sublicenses to Affiliates other than the Listed Affiliates or a Third Party to the extent reasonably necessary or useful to have activities performed under the Research Program on Janssen’s behalf; provided that for any sublicense grant (i) other than to an entity acting as a contract research organization for research and development activities customary for Janssen and its Affiliates, Janssen shall notify Zymeworks within […***…] of the execution or grant of such sublicense, which notice shall identify the particular sublicensee and the activities to be performed thereby and (ii) Janssen shall be and remain responsible to Zymeworks for the compliance of each sublicensee with the applicable terms and conditions hereunder. For clarity, the foregoing license does not include the right to conduct clinical research (including any Clinical Trials) with respect to any Antibody or to sell or otherwise commercialize a Licensed Product. Further, Janssen shall be and remain responsible to Zymeworks for the compliance of its Listed Affiliates with the terms and conditions of this Agreement. For purposes of the foregoing, the “Listed Affiliates” means those Affiliates of Janssen listed on Exhibit D hereto.14

2.1.2           Commercial License. Zymeworks hereby grants to Janssen and the Listed Affiliates an exclusive license under the Zymeworks Intellectual Property (including Zymeworks’ interest in Joint Inventions) to (a) research and develop Antibodies derived and generated […***…] and Licensed Product and (b) to make, have made, use, offer to sell, sell and import Licensed Product in the Field and in the Territory (the “Commercial License”). For clarity, the Commercial License is […***…] (x) […***…] that are designated by Janssen and determined to be available […***…] in accordance with this Agreement and (y) […***…]. During the Research Program, Janssen may designate up to six (6) Janssen Sequence Pairs or (in the event the Additional Sequences Option is exercised) up to eight (8) Janssen Sequence Pairs, that will be subject to the Commercial License, by providing Zymeworks with a Designation Notice, which notice shall designate the Janssen Sequence Pair (and the Target Pair To which it is Directed) in accordance with Section 3.4. Janssen may designate […***…] each Janssen Sequence Pair solely in accordance with Section 3.6. For clarity, after the expiration of the Research Program Term, Janssen shall have no further right to designate a Janssen Sequence Pair; however, Janssen may […***…] for each Janssen Sequence Pair in a Licensed Product in development in accordance with Section 3.6. Upon provision of such Designation Notice, the Sequence Pair shall be submitted to gatekeeping by Janssen in accordance with Section 3.5 or, if a […***…], it shall be submitted to gatekeeping in accordance with Section 3.6. If such Sequence Pair is available as described in Section 3.5 or in Section 3.6 for a […***…], upon Janssen’s Designation Notice and completion of gatekeeping, such […***…] shall be included in the Commercial License. Further, upon the expiration or termination of the Research Program Term, Janssen’s rights with respect to the Zymeworks Intellectual Property and Antibodies under Section 2.1.1 (other than pursuant to the […***…]) shall terminate and Janssen’s rights to use the Zymeworks Intellectual Property, Zymeworks Platform, Antibodies and Licensed Product hereunder shall be limited to uses permitted under the Commercial License then in effect for the […***…]. For clarity, the foregoing grant of rights and licenses in Section 2.1.1 and this Section 2.1.2 shall not limit Zymeworks’ ability to apply the Zymeworks Platform (alone or in collaboration with a Third Party) to any Sequence Pair, subject to the gatekeeping provisions in Section 3.5, which is generated and provided to Zymeworks by a Third Party without access to the Janssen Sequence Pairs.15

14 Competitive information – Discovery Information and Technical Information.

15 Competitive information – Discovery Information and Technical Information.

CONFIDENTIAL

2.1.3           Sublicenses. The Commercial License shall include the right to grant sublicenses (including to Third Parties) through multiple tiers, provided that each sublicense granted by Janssen shall be consistent with the terms and conditions of this Agreement. For all such sublicenses other than to entity acting as a contract research, clinical, development, manufacturing, marketing, sales or other development or commercial organization for development and commercialization activities customary for Janssen and its Affiliates, Janssen shall provide Zymeworks with prompt notice of any such sublicenses that it grants, identifying the sublicensee and the scope of such sublicensee’s rights/responsibilities. For all sublicenses granted under the Commercial License, Janssen shall be and remain responsible to Zymeworks for the compliance of each sublicensee with the applicable terms and conditions hereunder.

2.2          No Implied Licenses.  Except as expressly set forth in this Agreement, neither Party, by virtue of this Agreement, shall acquire any license or other interest, by implication or otherwise, in any materials, Know-How, Patent Rights or other intellectual property rights Controlled by the other Party or its Affiliates. Subject to the licenses and rights explicitly granted to Janssen hereunder and the other terms and conditions of this Agreement, Zymeworks will retain all rights under the Zymeworks Intellectual Property.

3.          RESEARCH PROGRAM AND DEVELOPMENT AND
COMMERCIALIZATION OF PRODUCTS

3.1          Research Program

3.1.1           General. During the Research Program Term, Janssen shall have the right to research and develop Antibodies, including Antibodies generated and derived from the Janssen Sequence Pairs or […***…] (the “Research Program”). The Research Program will cover research activities up to and including […***…] for an Antibody, prior to Janssen’s […***…] for such Antibody (“[…***…]”). For clarity, the Designation Notice for a Janssen Sequence Pair must be provided to Zymeworks prior to […***…] with respect to an Antibody derived and generated from such Janssen Sequence Pair. For clarity, Janssen has the right to […***…] for each Janssen Sequence Pair in accordance with Section 3.6 even if the Research Program Term has expired.16

3.1.2           Research Program Term. The Research Program shall commence on the Effective Date and, unless terminated earlier, shall conclude […***…] thereafter (such period, the “Research Program Term”). The Research Program Term is extendible for up to […***…] extensions, following written notice from Janssen provided during the then-current Research Program Term.17

16 Competitive information – Discovery Information.

17 Competitive information – Discovery Information.

CONFIDENTIAL

3.1.3       Conduct of Research Program. Janssen:

(a)          shall conduct the Research Program in compliance with all Applicable Laws; and

(b)          may utilize the services of its Affiliates and Third Parties to perform certain activities under the Research Program; provided that Janssen shall remain responsible for the performance of such Affiliates and Third Parties hereunder.

3.1.4       Exchange of Know-How. Following receipt of the Upfront Payment, Zymeworks shall disclose to Janssen in writing and/or in an electronic format the Zymeworks Know-How outlined in Exhibit A that is reasonably necessary or useful for Janssen to utilize the Zymeworks Platform in its performance of the Research Program. In connection with such disclosure of the Zymeworks Know-How (and for a period of up to […***…] thereafter prior to formation of the ISC), Zymeworks personnel shall be available during reasonable working hours via telephone, videoconference and in person to provide Janssen with general technical support, including […***…], solely related to the technology transfer and application of Zymeworks Know-How and the Zymeworks Platform. In the event that Janssen requests additional […***…] or technical support from Zymeworks that is not directly related to the Research Program, for example, […***…], the Parties will discuss the terms under which Zymeworks may provide such additional technical support in good faith.18

3.1.5       Information Sharing Committee. Within […***…] after the exchange of Know-How under Section 3.1.4, the Parties shall form an Information Sharing Committee (“ISC”) (i) to facilitate discussions between the Parties, (ii) to allow for Janssen’s disclosure of any Arising IP to Zymeworks as outlined in Section 6.1.1 of this Agreement, and (iii) to provide general technical trouble-shooting support, including […***…], solely related to the application of Zymeworks Know-How and the Zymeworks Platform with regard to the conduct of the activities under each Research Program. During the Research Program Term and contingent on Janssen’s continued active research and development of at least one Antibody, the ISC will meet, as needed, quarterly or on a schedule to be agreed to by the ISC, or on an ad hoc basis as suggested by Janssen, via telephone, videoconference, or in person. For clarity, there is no obligation for Janssen to share Research Program data or results and the ISC has no decision making power and will be disbanded at the end of Research Program Term.19

18 Competitive information – Discovery Information.

19 Competitive information – Discovery Information.

CONFIDENTIAL

3.2          Records and Reports.

3.2.1       Records. Janssen shall maintain records, in sufficient detail and in good scientific manner appropriate in accordance with the standards used in the pharmaceutical industry for drug discovery and development and appropriate for patent and regulatory purposes, which shall fully and properly reflect the work done and results achieved in the performance of this Agreement by or on behalf of Janssen.

3.3          Development and Commercialization by Janssen.  Janssen (itself or through its Affiliates or Third Parties) shall have the sole responsibility and exclusive right to conduct all development, manufacturing, regulatory and commercialization activities for Licensed Products that are subject to the Commercial License, and any and all decisions related thereto will be made solely by Janssen.

3.3.1       Development. With respect to each Licensed Product hereunder, for so long as Janssen is conducting development activities with respect to such Licensed Product (with respect to such Licensed Product, the “Development Period”), Janssen shall keep Zymeworks reasonably informed with a summary of such activities for such Licensed Product by providing to Zymeworks on […***…] a written report describing a summary of such activities conducted during the previous[…***…] period and the activities expected to be conducted during the upcoming […***…] period, […***…]. The timing of such reports shall be aligned by Janssen to coincide with Janssen internal governance timelines, but this shall not affect the frequency of the reporting. Such progress reports shall constitute Confidential Information of Janssen. For clarity, nothing herein requires Janssen to disclose to Zymeworks any information regarding any activities with respect to the Licensed Product that Janssen deems in its sole discretion to be sensitive competitive information, for example, […***…].20

3.3.2       Commercialization. Without limiting Section 5.1.1, Janssen shall keep Zymeworks reasonably informed as to its commercialization activities with respect to Licensed Products (including pre-launch and launch activities) by providing to Zymeworks on an […***…] basis a written report summarizing such activities conducted during the previous annual period and the activities expected to be conducted during the upcoming […***…] period, including […***…] in which […***…] for which Zymeworks is eligible for Development Milestone Payments or […***…] Milestone Payments. The Parties acknowledge that the […***…]. Such progress reports shall constitute Confidential Information of Janssen. For clarity, nothing herein requires […***…].21

20 Competitive information – Discovery Information.

21 Competitive information – Discovery Information and Financial Provisions.

CONFIDENTIAL

3.4          Target Pair […***…] and Sequence Pair Selection.

3.4.1       Target Pair […***…]. During the Research Program Term and subject to gatekeeping pursuant to Section 3.5, Janssen may elect to undergo the gatekeeping process with a Target Pair(s) for the sole purpose of […***…] as Janssen Sequence Pairs under this Agreement; provided that Janssen must be […***…] in pursuing under this Agreement any Target Pair so submitted and shall not submit such requests more often than […***…] during the Research Program Term. […***…]. During the Research Program Term, Zymeworks agrees that it will not […***…]. Notwithstanding the foregoing, Janssen acknowledges that Zymeworks has […***…]. For clarity, the foregoing shall not prevent Zymeworks from granting any […***…] with respect to the application of the Zymeworks Platform to antibodies directed to any Target or Target Pair.22

3.4.2       Sequence Pair Selection. During the Research Program Term and subject to gatekeeping pursuant to Section 3.5, Janssen may select up to six (6) Sequence Pairs, or up to eight (8) Sequence Pairs if Janssen has exercised its Additional Sequences Option (as defined below), to be Janssen Sequence Pairs. To designate a Sequence Pair as a Janssen Sequence Pair, Janssen shall provide Zymeworks with written notice that it wishes to designate and undergo gatekeeping under Section 3.5 for such Sequence Pair, setting forth the Sequences included in such Sequence Pair and the Target(s) To which they are Directed, and requesting that such Sequence Pair be submitted to gatekeeping (each, a “Designation Notice”). Each designated Sequence Pair shall be subject to gatekeeping pursuant to Section 3.5 below, and if a designated Sequence Pair is available in accordance with such gatekeeping, it shall become a “Janssen Sequence Pair.” All information provided in a Designation Notice, including each Janssen Sequence Pair and Target, shall be treated as Janssen’s Confidential Information subject to Article 7. Janssen represents and warrants that the information that it provides to Zymeworks in the Designation Notice […***…] and, at the time of designation, […***…].23

3.4.3       Additional Sequences Option. Subject to the terms of this Section 3.4.3, Janssen shall have the option to increase the total number of Sequence Pairs as Janssen Sequence Pairs that it may designate during the Research Program Term by two (2), for a total of eight (8) Janssen Sequence Pairs, (“Additional Sequences Option”). Janssen may exercise the Additional Sequences Option, during the […***…] period immediately following the Effective Date, by providing Zymeworks with written notice referencing this Section 3.4.3 and paying to Zymeworks an option fee of […***…] Dollars (USD $[…***…]). During the remainder of the Research Program Term after paying such option fee, Janssen may submit a Designation Notice to Zymeworks for each such additional designated Sequence Pair, and the Target(s) To which it is Directed. Each such designated Sequence Pair shall be subject to gatekeeping pursuant to Section 3.5 below. If such additional designated Sequence Pair is available in accordance with such gatekeeping, it shall become a Janssen Sequence Pair; provided that in no event shall the number of Janssen Sequence Pairs exceed eight (8). Janssen represents and warrants that the information that it provides to Zymeworks in the Designation Notice […***…] and, at the time of designation, […***…].24

22 Competitive information – Exclusivity Information.

23 Competitive information – Commercially Sensitive Terms.

24 Competitive information – Discovery Information, Financial Provisions and Commercially Sensitive Terms.

CONFIDENTIAL

3.5          Sequence Pairs.

3.5.1        Gatekeeping. Janssen may designate any Sequence Pair as a Janssen Sequence Pair; provided that, at the time of the selection of such Sequence Pair, Zymeworks is not or has not, as of the date Zymeworks receives such written notice from Janssen:

(i)          contractually obligated to grant, or granted, to a Third Party rights under Zymeworks Intellectual Property with respect to products incorporating such Sequence Pair;

(ii)         actively and in good faith engaged in negotiations with a Third Party regarding rights under Zymeworks Intellectual Property for the development and/or commercialization of products incorporating such Sequence Pair ([…***…]); or

(iii)        performing, or performed, […***…] on its own behalf regarding the development and/or commercialization of products incorporating such Sequence Pair.

The gatekeeping described in this Section 3.5.1 shall be performed on each Sequence Pair that is designated in connection with Janssen’s Designation Notice. Zymeworks hereby agrees that gatekeeping of the Sequence Pairs shall only be performed by Zymeworks’ […***…], and the information provided to such gatekeeper by Janssen in the Designation Notice shall be the Confidential Information of Janssen.25

3.5.2       […***…].

(a)          Target Pair […***…].  All Target Pair […***…] under Section 3.4.1 […***…]. Janssen shall […***…] with […***…] to the extent […***…] are related to Target Pairs under the Agreement. Zymeworks represents and warrants that it has […***…].26

(b)          Sequence Pair. Gatekeeping with respect to Sequence Pairs (and their associated Target Pairs) under Section 3.4.2 may be performed by Zymeworks. For such purposes, Zymeworks shall maintain […***…] with respect to which Zymeworks is contractually obligated to grant or has granted exclusive rights to a Third Party (“[…***…]”). The […***…] shall be updated by Zymeworks upon submission of a Sequence Pair by Janssen for gatekeeping. In accordance with Section 3.4.2, at any time during the Research Program Term, Janssen may provide Zymeworks with the Sequences of the Sequence Pair (together with the associated Target Pair) that Janssen desires to be a Janssen Sequence Pair for gatekeeping and Zymeworks will notify Janssen of whether or not the Sequence Pair is available. In the event that a Janssen submitted Sequence Pair appears on the […***…], Janssen has the right to designate a […***…] for gatekeeping in accordance with Section 3.3.2, until a […***…] is deemed available.27

25 Competitive information – Exclusivity Information.

26 Competitive information – Commercially Sensitive Terms.

27 Competitive information – Commercially Sensitive Terms.

CONFIDENTIAL

3.6          […***…]. During the Research Program Term, Janssen may […***…] for each Janssen Sequence Pair in a Licensed Product in development (“[…***…]”); provided that, (i) it is within […***…] of the start of the […***…] of the Licensed Product for which the […***…] is being […***…] and such Licensed Product has not entered a […***…]; (ii) Janssen has ceased development of the Licensed Product for which the […***…] is being substituted; (iii) the […***…] is submitted to gatekeeping, and available, in accordance with Section 3.5; and (iv) such […***…] is Directed To the same […***…] as the Janssen Sequence Pair that is being […***…]. For clarity, if Janssen […***…] for a Janssen Sequence Pair pursuant to this Section 3.6, the Janssen Sequence Pair that is […***…] subject to the Commercial License and the […***…], and the total number of Janssen Sequence Pairs shall in no event exceed six (6) or, if the Additional Sequences Option is exercised, eight (8). If a Development Milestone Payment has been made in accordance with this Agreement with regard to the Licensed Product that is […***…], Janssen is not required to […***…] or the corresponding Licensed Product. For clarity, […***…] of a […***…] for a Janssen Sequence Pair in a Licensed Product does not impact Janssen’s ability to […***…] Antibodies derived and generated from the same Sequence Pair (for example, an Antibody derived and generated from the same Janssen Sequence Pair as in a Licensed Product in development with an Fc modification). Once a […***…] has been […***…] for a Janssen Sequence Pair, no further […***…] may be made with respect to such […***…].28

4.          FINANCIAL PROVISION

4.1          Upfront Fee.  In consideration of the rights and research and commercial licenses granted by Zymeworks to Janssen, Janssen shall pay to Zymeworks a one-time, non-refundable license fee of Fifty Million US dollars (USD $50,000,000) promptly but in any event within […***…] following the Effective Date (“Upfront Payment”).29

4.2          Additional Sequences Option Fee.  Janssen will pay to Zymeworks an Additional Sequences Option exercise fee of […***…] U.S. Dollars (USD $[…***…]) upon its exercise of the Additional Sequences Option in accordance with Section 3.4.3. Zymeworks shall invoice Janssen for such exercise fee, and Janssen shall make the corresponding payment within […***…] of invoice receipt.30

28 Competitive information – Discovery Information, Financial Provisions and Commercially Sensitive Terms.

29 Competition information – Commercially Sensitive Terms.

30 Competitive information – Financial Provisions and Commercially Sensitive Terms.

CONFIDENTIAL

4.3          Milestones.

4.3.1       Development Milestones. Janssen will notify Zymeworks promptly but in any event within […***…] after the achievement of each milestone event set forth in the table below for each applicable Licensed Product (each, a “Development Milestone Event”). Zymeworks shall submit an invoice to Janssen upon receipt of such notice of a Development Milestone Event, and Janssen shall make the corresponding milestone payment to Zymeworks (each, a “Development Milestone Payment”) within […***…] of invoice receipt. Each Development Milestone Payment shall be payable once per Licensed Product upon the first achievement of the corresponding Development Milestone Event for such Licensed Product. If a later Development Milestone Event is achieved with respect to a Licensed Product before a prior Development Milestone Event in such table is achieved with respect to such Licensed Product (where “later” refers to a higher number in the table of Development Milestone Events below), then such prior Development Milestone Event shall be deemed achieved upon achievement of such later Development Milestone Event and the Development Milestone Payment for the prior Development Milestone Event shall be paid together with the payment of the Development Milestone Payment for the later Development Milestone Event; provided however that achievement of […***…] in the table below shall not cause Development […***…] in the table below to be deemed achieved. For the avoidance of doubt, each Development Milestone Payment shall be made upon the first occurrence of the applicable Development Milestone Event with respect to each Licensed Product, and shall not be paid on any subsequent occurrence of the same event with respect to the same Licensed Product.31

	Development Milestone Events	Development Milestone Payments
1.	[…***…]	USD $[…***…]
2.	[…***…]	USD $[…***…]
3.	[…***…]	USD $[…***…]
4.	[…***…]	USD $[…***…]
5.	[…***…][32]	USD $[…***…]

4.3.2       […***…] Milestones. Janssen shall notify Zymeworks promptly but in any event within […***…] days after the achievement of each milestone event set forth in the table below for each applicable Licensed Product (each, a “[…***…] Milestone Event”). Janssen shall make the corresponding milestone payment to Zymeworks (each, a “[…***…] Milestone Payment”) within […***…] of receipt of invoice from Zymeworks. Each […***…] Milestone Payment shall be payable once per Licensed Product upon the first achievement of the corresponding […***…] Milestone Event for such Licensed Product.33

	[…***…] Milestone Events	[…***…] Milestone Payments
1.	[…***…]	USD $[…***…]
2.	[…***…]	USD $[…***…]
3.	[…***…]	USD $[…***…][34]

31 Competitive information – Discovery Information.

32 Competitive information – Financial Provisions.

33 Competitive information – Financial Provisions.

34 Competitive information – Financial Provisions.

CONFIDENTIAL

4.3.3       Commercial Milestones.  Janssen shall notify Zymeworks within […***…] after the end of the Calendar Quarter of which the first achievement of each milestone event set forth in the table below with respect to a particular Licensed Product (each, a “Commercialization Milestone Event”) occurred. Zymeworks shall invoice Janssen and Janssen shall make the corresponding milestone payment to Zymeworks (each, a “Commercialization Milestone Payment”) within […***…] of invoice receipt:

	Commercialization Milestone Events	Commercialization Milestone Payments
1.	[…***…]	USD $[…***…]
2.	[…***…]	USD $[…***…]
3.	[…***…]	USD $[…***…]

For clarity, each of the foregoing Commercialization Milestone Payments will be payable […***…]. In the event that more than one Commercialization Milestone Event is achieved in a given Calendar Year, Janssen shall pay Zymeworks the Commercialization Milestone Payment associated with each such Commercialization Milestone Event achieved during such Calendar Year. For example, if […***…] for a Licensed Product in the first Calendar Year after […***…] of such Licensed Product equal USD $[…***…], Janssen shall pay Zymeworks USD $[…***…] in Commercialization Milestone Payments pursuant to this Section 4.3.3.35

4.4          Royalties On Products.

4.4.1       Royalty Payments. Janssen shall pay Zymeworks a royalty (each such royalty payment, a “Licensed Product Royalty”) on Net Sales for each Calendar Quarter, on a Licensed Product-by-Licensed Product basis, at the rates set forth below for the corresponding portion of Annual Net Sales during the Royalty Term:

35 Competitive information – Financial Provisions.

CONFIDENTIAL

Royalty Tier	Annual Net Sales of a Particular Licensed Product	Royalty Rate
A	For the portion of Annual Net Sales of such Licensed Product less than or equal to USD $[…***…]	[…***…]%
B	For the portion of Annual Net Sales of such Licensed Product greater than USD $[…***…] and less than or equal to USD $[…***…]	[…***…]%
C	For the portion of Annual Net Sales of such Licensed Product greater than USD $[…***…]	[…***…]%

For clarity and illustration purpose only, if Janssen has $[…***…] in Annual Net Sales of a Licensed Product in a given Calendar Year, the total Licensed Product Royalties owed to Zymeworks for such Calendar Year would be USD $[…***…]36

4.4.2       Royalty Term. The Licensed Product Royalty will be payable on a Licensed Product-by-Licensed Product and country-by-country basis from First Commercial Sale of such Licensed Product in such country until (i) such Licensed Product is no longer Covered by a Valid Patent Claim in such country or (ii) ten (10) years after the First Commercial Sale of such Product in such country, whichever is later (the “Royalty Term”).

4.4.3       Royalty Reductions. In the event that Janssen, in order to practice the Zymeworks Platform to develop and/or commercialize a Licensed Product in any country, is required to […***…] to one or more Third Parties to obtain a license under their […***…]), then Licensed Product Royalties due to Zymeworks for such Licensed Product in such country shall be reduced by […***…] of the amount of such Third Party payments actually made by Janssen in a Calendar Quarter; provided, however, that in no event shall the Product Royalties payable to Zymeworks hereunder for any Licensed Product in any quarter be reduced, pursuant to this Section 4.4.3, to less than […***…] of the amount that would otherwise be payable to Zymeworks for such Licensed Product in such Calendar Quarter.37

4.4.4       Royalty Step Down. The royalty rates described in 4.4.1 […***…] will be reduced, on a Licensed Product-by-Licensed Product and country-by-country basis, by (i) […***…] in Calendar Quarters for such Licensed Product in such country after expiration of the last to expire Valid Patent Claim Covering such Licensed Product in such country and (ii) […***…] in Calendar Quarters for such Licensed Product in such country in which a Third Party other than a sublicensee […***…] at any time over the immediately preceding […***…] period (ie. […***…]). For clarity, the combined total royalty reduction rate pursuant to this Section 4.4.4 may not exceed […***…] in each country in the Territory. The Parties acknowledge and agree that the rights and access to the Zymeworks Know-How and the Zymeworks Platform is material and valuable consideration being provided by Zymeworks, in addition to the license and rights being provided with respect to the Zymeworks Patent Rights.38

36 Competitive information – Financial Provisions.

37 Competitive information – Financial Provisions and Commercially Sensitive Terms.

38 Competitive information – Financial Provisions.

CONFIDENTIAL

4.4.5       Maximum Royalty Reductions. The royalty rate may not be reduced below […***…] of the rates set forth in Section 4.4.1 ([…***…]) based on cumulative reductions made pursuant to Section 4.4.3 and Section 4.4.4.39

4.4.6        Royalty Buy-Down. On a Licensed Product-by- Licensed Product basis at any time […***…] for such Licensed Product, Janssen will have the right to buy down the Licensed Product Royalty for such Licensed Product by one percent (1%) across all sales levels, by providing Zymeworks with written notice specifying the Licensed Product for which it desires to buy down such Licensed Product Royalty together with a payment of Ten Million U.S. Dollars (USD $10,000,000). Accordingly, a single payment of Ten Million U.S. Dollars (USD $10,000,000) pursuant to this Section 4.4.6 would reduce the Licensed Product Royalty rates applicable to such Licensed Product down to […***…] (Tier A), […***…] (Tier B), and […***…] (Tier C). For clarity, the Licensed Product Royalty buy-down shall apply on a Licensed Product-by- Licensed Product basis and may only be applied once per Licensed Product.40

4.4.7       Other Royalty Provisions.

(a)          Only one royalty shall be due with respect to the same unit of Licensed Product;

(b)          No royalty shall be due upon […***…] or other similar programs or studies […***…].41

5.          REPORTS AND PAYMENT TERMS

5.1          Payment Terms.

5.1.1       Licensed Product Royalties. During the Term, following the […***…] of a Licensed Product, Janssen shall furnish to Zymeworks a written report for each Calendar Quarter showing the Net Sales by Licensed Product reported by Janssen and its Related Parties during the reporting Calendar Quarter and the Licensed Product Royalties payable under this Agreement in sufficient detail to allow Zymeworks to verify the amount of Licensed Product Royalties paid by Janssen with respect to such Calendar Quarter, including, on a country-by-country and Licensed Product-by-Licensed Product basis, the Net Sales of each Licensed Product, and the Licensed Product Royalties (in US dollars) payable and in total for Licensed Products and the manner and basis for any currency conversion in accordance with Section 5.2. Reports shall be due no later than […***…] following the end of each Calendar Quarter. Licensed Product Royalties shown to have accrued by each report provided under this Section 5.1.1 shall be due and payable on the […***…] following the last day of such Calendar Quarter.42

39 Competitive information – Financial Provisions.

40 Competitive information – Financial Provisions.

41 Competitive information – Financial Provisions.

42 Competitive information – Commercially Sensitive Terms.

CONFIDENTIAL

5.2          Payment Currency / Exchange Rate.  All payments to be made under this Agreement shall be made in USD. Payments to Zymeworks shall be made by electronic wire transfer of immediately available funds to the account of Zymeworks, as designated in writing to Janssen. With respect to sales of a Licensed Product reported in a currency other than USD, such amounts and the amounts payable hereunder shall be expressed in USD equivalent using the following method: […***…] Janssen shall provide a Currency […***…] Rate(s) to be used for the local currency of each country of the Territory […***…]. Such Currency Hedge Rate(s) will remain constant throughout the upcoming […***…].43

5.3          Indirect Taxes. Amounts payable under this Agreement do not include any sales, use, excise, value added or other applicable taxes, tariffs or duties. If any taxing authority imposes a VAT, GST, sales, use, service, consumption, business or similar tax with respect to the work undertaken under this Agreement, then Janssen agrees to pay that amount if specified in a valid invoice or supply exemption documentation. For avoidance of doubt, Zymeworks will not be entitled to pass on to Janssen, and Janssen will not be obligated to pay or bear, any tax that is based on Zymeworks’ real, personal or intangible property (whether owned or leased), corporate structure, franchise, continuing business operations, income, gross receipts, capital stock, net worth or imposed with respect to Zymeworks’ engagement of employees or independent contractors or that Zymeworks incurs upon subcontracting any work hereunder, in whole or in part, to any affiliated or non-affiliated third party. The parties will cooperate in good faith to minimize taxes to the extent legally permissible.

5.4          Withholding Taxes. Janssen will make all payments to Zymeworks under this Agreement without deduction or withholding for Taxes except to the extent that any such deduction or withholding is required by law in effect at the time of payment.

Any Tax required to be withheld on amounts payable under this Agreement will be paid by Janssen on behalf of Zymeworks to the appropriate governmental authority, and Janssen will furnish Zymeworks with proof of payment of such Tax. If any such Tax is not withheld by Janssen prior to making the corresponding payment to Zymeworks hereunder and is subsequently assessed against and paid by Janssen, then Zymeworks will indemnify and hold harmless Janssen from and against such Tax.

Janssen and Zymeworks will cooperate with respect to all documentation required by any taxing authority or reasonably requested by Janssen to secure a reduction in the rate of applicable withholding Taxes. Promptly after the date of execution of this Agreement, Zymeworks will deliver to Janssen an accurate and complete Internal Revenue Service Form W-8BEN-E.

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5.5          Records and Audit Rights.

5.5.1       Records. Janssen will keep complete, true and accurate books and records in sufficient detail for Zymeworks to determine payments due to Zymeworks under this Agreement, including sales of Licensed Product and corresponding Licensed Product Royalties. Janssen will keep such books and records for at least […***…] following the end of the Calendar Year to which they pertain.44

5.5.2       Audit Rights. Zymeworks (the “Auditing Party”) shall have the right during the […***…] period described in Section 5.5.1 to appoint at its expense an independent certified public accountant of internationally recognized standing in the field of audit (the “Accounting Firm”) reasonably acceptable to Janssen (the “Audited Party”) to inspect or audit the relevant records of the Audited Party to verify that the amount of such royalty payments were correctly determined. The Audited Party shall each make its records available for inspection or audit by the Accounting Firm during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from Auditing Party, solely to verify the payments hereunder were correctly determined. Such inspection or audit right shall not be exercised by the Auditing Party more than once every Calendar Year and may cover a period ending not more than […***…] prior to the date of such request. An audit of the records relating to a particular Calendar Year may be conducted once and not more than once. All records made available for inspection or audit pursuant to this Section 5.5.2 shall be deemed to be Confidential Information of the Audited Party. […***…]. Upon the earlier of expiration of such […***…] period or […***…], the original final audit report, together with Janssen’s comments, will be provided to Zymeworks. The final audit report shall specify whether the amounts paid to the Auditing Party pursuant thereto were correct, or, if incorrect, the amount of any underpayment or overpayment. The audit report shall only contain the information relevant to support the statement as to whether the royalties were calculated and paid accurately and shall not include any confidential (or additional information that is ordinarily not included in the royalty reports) disclosed to the auditor during the course of the audit. If the amount of any payment hereunder was underreported, the Audited Party shall promptly (but in any event no later than […***…] after its receipt of the Accounting Firm’s report so concluding) make payment to the Auditing Party of the underreported amount. The Auditing Party shall bear the full cost of an audit that it conducts pursuant to this Section 5.5.2 unless such audit discloses an under reporting by the Audited Party of more than […***…] in any Calendar Year of the aggregate amount of the payments hereunder reportable in the period then being audited, in which case the Audited Party shall reimburse the Auditing Party for the reasonable costs and expenses of such audit, including those paid to the Accounting Firm. If such report shows any overpayment, the Audited Party shall receive a credit equal to such overpayment against future royalty otherwise payable to the Auditing Party.45

44 Competitive information – Commercially Sensitive Terms.

45 Competitive information – Commercially Sensitive Terms.

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6.          INTELLECTUAL PROPERTY RIGHTS

6.1          General. Ownership of all Arising IP shall be as set forth in this Article 6. Determination of inventorship of Inventions within the Arising IP shall be made in accordance with US patent laws. Each Party will continue to own any Intellectual Property that it owned prior to the Effective Date or that it creates or obtains outside the scope of this Agreement, which it licenses to the other Party under this Agreement.

6.1.1       Ownership of Arising IP. As between the Parties, Janssen shall retain sole ownership of and title to all Arising IP, (a) made by or on behalf of either Party (or jointly by the Parties) which is related to […***…] but excluding all Zymeworks Arising IP; or (b) is solely invented by Janssen and is not Zymeworks Arising IP ((a) and (b), collectively, “Janssen Arising IP”). Notwithstanding the foregoing, Zymeworks shall retain sole ownership of and title to all Arising IP made by or on behalf of either Party (or jointly by the Parties), for which […***…] (“Zymeworks Arising IP”). Notwithstanding the foregoing, Janssen shall own the […***…] and the embodiment of the Antibodies […***…]. For clarity, the Zymeworks Arising IP will be subject to the licenses set forth in Section 2.1.1 and the Commercial License set forth in Section 2.1.2.46

6.1.2       Ownership by Inventorship. Except as otherwise provided in Section 6.1.1, Inventions that are made solely by Zymeworks (and all Intellectual Property rights therein, including the Patent Rights claiming them) shall be owned solely by Zymeworks; Inventions that are made solely by Janssen (and all Intellectual Property rights therein, including the Patent Rights claiming them) shall be owned solely by Janssen; and Joint Inventions (and all Intellectual Property Rights therein, including the Joint Patent Rights) shall be owned jointly by the Parties. Subject to Article 2, each Party has the right to exploit and grant licenses under such Joint Inventions (and the Joint Patent Rights) to any Third Party without the consent of, or accounting to, the other Party.

6.1.3       Assignment; Further Assurances. Janssen shall promptly disclose to Zymeworks all Arising IP related to modifications or improvements to Zymeworks Platform, including all Zymeworks Arising IP. Janssen shall assign, and hereby assigns, to Zymeworks all rights, title and interest in and to the Zymeworks Arising IP. Janssen agrees to sign, execute and acknowledge or cause to be signed, executed and acknowledged, at the expense of Zymeworks, any and all documents and to perform such acts as may be reasonably requested by Zymeworks for the purposes of perfecting the foregoing assignments.

6.2          Patent Prosecution and Maintenance.

6.2.1       Definitions. As used in this Section 6.2, “prosecution” includes (a) all communication and other interaction with any patent office or patent authority having jurisdiction over a patent application in connection with pre-grant proceedings and (b) interferences, reexaminations, reissues, oppositions, and the like.

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6.2.2       Zymeworks Patent Rights. Zymeworks, at Zymeworks’ expense, shall have the sole right to control the preparation, filing, prosecution and maintenance of Zymeworks Patent Rights using patent counsel of Zymeworks’ choice. Zymeworks shall keep Janssen reasonably informed with respect to the status of the filing, prosecution and maintenance of the Zymeworks Patent Rights under which Janssen is licensed and, upon Janssen’s request, shall provide copies of material submissions to any patent office related to the filing, prosecution and maintenance of the Zymeworks Patent Rights. Zymeworks shall promptly give advance notice to Janssen of the actual or anticipated grant, lapse, revocation, surrender, invalidation or abandonment of any Zymeworks Patent Rights licensed to Janssen under this Agreement. Zymeworks may elect to cease prosecution or maintenance of Zymeworks Patent Rights on a country-by-country basis, and if it does so, Zymeworks shall give timely notice to Janssen.

6.2.3       Janssen Patent Rights. Janssen, at Janssen’s expense, shall have the sole right to control the preparation, filing, prosecution and maintenance of Janssen Patent Rights using patent counsel of Janssen’ choice. Janssen has the sole right to file for patent term extension (including those extensions available under U.S. Drug Price Competition and Patent Term Restoration Act of 1984, the Supplementary Certificate of Protection of Member States of the EU and other similar measures in any other country) wherever applicable to Janssen Patent Rights that Cover the Licensed Product.

6.2.4       Joint Patent Rights.

(i)          Janssen, at Janssen’s expense, shall have the first right to control the preparation, filing, prosecution and maintenance of Joint Patent Rights using patent counsel reasonably acceptable to Zymeworks. Janssen shall keep Zymeworks reasonably advised with respect to the status of the filing, prosecution and maintenance of the Joint Patent Rights and shall provide copies of material submissions to any patent office related to the filing, prosecution and maintenance of the Joint Patent Rights to Zymeworks for review and comment at least thirty (30) days prior to the submission thereof. Janssen shall take into consideration any comments from Zymeworks. Janssen shall promptly give notice to Zymeworks of the grant, lapse, revocation, surrender, invalidation or abandonment of any Joint Patent Rights.

(ii)         Janssen may elect not to file or to cease prosecution or maintenance of Joint Patent Rights on a country-by-country basis, and if it does so, Janssen shall give timely notice to Zymeworks. Zymeworks may, by notice to Janssen, assume prosecution or maintenance of such Joint Patent Rights at Zymeworks’ expense, in which case Janssen shall promptly assign to Zymeworks all of its rights, title and interest in and to such Joint Patent Rights.

6.2.5       Cooperation in Prosecution. Each Party shall provide the other Party all reasonable assistance and cooperation in the patent prosecution efforts provided above in Section 6.2, including providing any necessary powers of attorney and assignments of employees of the Parties and their Affiliates and sublicensees and Third Party contractors and executing any other required documents or instruments for such prosecution. All communications between the Parties relating to the preparation, filing, prosecution or maintenance of the Zymeworks Patent Rights and Joint Patent Rights, including copies of any draft or final documents or any communications received from or sent to patent offices or patenting authorities with respect to such Patent Rights, shall be considered Confidential Information, subject to Article 7. For clarity, all such communications regarding the Zymeworks Patent Rights shall be the Confidential Information of Zymeworks; and all such communications regarding Joint Patent Rights shall be the Confidential Information of both Parties.

CONFIDENTIAL

6.3          Enforcement and Defense.

6.3.1       Notice. Each Party shall provide prompt notice to the other Party of any infringement of Zymeworks Patent Rights or Joint Patent Rights by a product incorporating an antibody or antibody analogue that incorporates the Janssen Sequence Pair of which such Party becomes aware (each, a “Competing Product Infringement”). Janssen and Zymeworks shall thereafter consult and cooperate fully to determine a course of action, including the commencement of legal action by either or both Janssen and Zymeworks, to terminate any such Competing Product Infringement.

6.3.2       Zymeworks Patent Rights. Zymeworks shall have the first right to enforce the Zymeworks Patent Rights with respect to any Competing Product Infringement, and to defend any declaratory judgment action with respect thereto, at its own expense and by counsel of its own choice and in the name of Zymeworks and shall notify Janssen of such enforcement actions. If Zymeworks fails to bring or defend any such action against a Competing Product Infringement within (a) […***…] days following the notice of alleged Competing Product Infringement provided pursuant to Section 6.3.1 or (b) […***…]days before the time limit, if any, set forth in Applicable Laws for the filing of such actions, whichever comes first, Janssen shall have the right to bring and control any such action at its own expense and by counsel of its own choice, and Zymeworks shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. In no event shall Janssen admit the invalidity of any Zymeworks Patent Right without Zymeworks’ prior written consent, which shall not be unreasonably withheld, conditioned or delay.47

6.3.3        Joint Patent Rights. Janssen shall have the first right to enforce Joint Patent Rights and to control the defense of any declaratory judgment action relating thereto, with respect to such Competing Product Infringement at its own expense and by counsel of its own choice reasonably acceptable to Zymeworks (such acceptance which shall not be unreasonably withheld, conditioned or delayed), and Zymeworks shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. If Janssen fails to bring or defend such action within (a) […***…] days following the notice of alleged Competing Product Infringement or (b) […***…] days before the time limit, if any, set forth in the Applicable Laws for the filing of such actions, whichever comes first, Zymeworks shall have the right to bring and control any such action at its own expense and by counsel of its own choice, and Janssen shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. In no event shall either Party admit the invalidity of any Joint Patent Rights without the other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.48

47 Competitive information – Commercially Sensitive Terms.

48 Competitive information – Commercially Sensitive Terms.

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6.3.4       Competing Product Infringement Action. In the event a Party brings an Competing Product Infringement action in accordance with this Section 6.3 (the “Controlling Party”), such Controlling Party shall keep the other Party reasonably informed of the progress of any such action, and the other Party shall cooperate fully with the Controlling Party, at the Controlling Party’s request and expense, including by providing information and materials and, if required to bring such action, the furnishing of a power of attorney or being named as a party. Neither Party shall have the right to settle any Competing Product Infringement action under this Section 6.3 relating to Joint Patent Rights without the prior written consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.

6.3.5       Recovery. Except as otherwise agreed by the Parties as part of a cost-sharing arrangement, any recovery obtained by either or both Janssen and Zymeworks in connection with or as a result of any action with respect to a Competing Product Infringement contemplated by this Section 6.3, whether by settlement or otherwise, shall be shared in order as follows:

(i)          the Party which initiated and prosecuted the action […***…] incurred in connection with the action;

(ii)         the other Party shall then, […***…] incurred in connection with the action; and

(iii)        the portion of any recovery remaining shall be shared by the Parties […***…] in favor of the Controlling Party.49

6.3.6       Certification. Each Party shall inform the other Party of any certification regarding any Zymeworks Patent Rights or Joint Patent Rights it received with respect to a Licensed Product, in each case pursuant to either 21 U.S.C. §§355(b)(2)(A)(iv) or (j)(2)(A)(vii)(IV) or its successor provisions, or any similar provisions in a country in the Territory other than the United States, and shall provide the other Party with a copy of such certification within […***…] of receipt. Zymeworks’ and Janssen’s rights with respect to the initiation and prosecution of any legal action as a result of such certification or any recovery obtained as a result of such legal action shall be as defined in Section 6.3.2 through Section 6.3.5 hereof. Regardless of which Party has the right to initiate and prosecute such action, both Parties shall, as soon as practicable after receiving notice of such certification, convene and consult with each other regarding the appropriate course of conduct for such action. The non-initiating Party shall have the right to be kept reasonably informed and participate in decisions regarding the appropriate course of conduct for such action.50

6.3.7       Defense of Infringement Claims. In the event that a claim is brought against either Party alleging the infringement, violation or misappropriation of any Third Party intellectual property right based on the manufacture, use, sale or importation of the Antibodies or the Licensed Products, the Parties shall promptly meet to discuss the defense of such claim, and the Parties shall, as appropriate, enter into a joint defense agreement with respect to the common interest privilege protecting communications regarding such claim in a form reasonably acceptable to the Parties.

49 Competitive information – Commercially Sensitive Terms.

50 Competitive information – Commercially Sensitive Terms.

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7.          CONFIDENTIALITY

7.1          Duty of Confidence.  During the Term and continuing during the period ending on the expiration of the last Licensed Product Royalty Term and for […***…] thereafter, all Confidential Information disclosed by one Party to the other Party hereunder shall be maintained in confidence by the receiving Party and shall not be disclosed to any Third Party or used for any purpose, except as set forth herein, without the prior written consent of the disclosing Party. The recipient Party may only use Confidential Information of the other Party for purposes of exercising its rights and fulfilling its obligations under this Agreement and may disclose Confidential Information of the other Party and its Affiliates to employees, agents, contractors, consultants and advisers of the recipient Party and its Affiliates, licensees and sublicensees to the extent reasonably necessary for such purposes; provided that such persons and entities are bound by confidentiality and non-use of the Confidential Information consistent with the confidentiality provisions of this Agreement as they apply to the recipient Party. For clarity, […***…], are Janssen’s Confidential Information and may be used by Janssen for any purpose in accordance with this Agreement. Notwithstanding the foregoing, Janssen agrees to […***…] that is incorporated into the Licensed Product.51

7.2          Exceptions.  The obligations under this Article 7 shall not apply to any information to the extent the recipient Party can demonstrate by competent evidence that such information:

7.2.1        is (at the time of disclosure) or becomes (after the time of disclosure) known to the public or part of the public domain through no breach of this Agreement by the recipient Party or its Affiliates;

7.2.2       was known to, or was otherwise in the possession of, the recipient Party or its Affiliates prior to the time of disclosure by the disclosing Party;

7.2.3       is disclosed to the recipient Party or an Affiliate on a non-confidential basis by a Third Party that is entitled to disclose it without breaching any confidentiality obligation to the disclosing Party or any of its Affiliates; or

7.2.4       is independently developed by or on behalf of the recipient Party or its Affiliates, as evidenced by its written records, without use of or reference to the Confidential Information disclosed by the disclosing Party or its Affiliates under this Agreement.

7.3          Authorized Disclosures.  Subject to this Section 7.3, the recipient Party may disclose Confidential Information belonging to the other Party to the extent permitted as follows:

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7.3.1       such disclosure is deemed necessary by counsel to the recipient Party to be disclosed to such Party’s attorneys, independent accountants or financial advisors for the sole purpose of enabling such attorneys, independent accountants or financial advisors to provide advice to the receiving Party, on the condition that such attorneys, independent accountants and financial advisors are bound by confidentiality and non-use obligations consistent with the confidentiality provisions of this Agreement as they apply to the recipient Party;

7.3.2       disclosure by either Party or its Affiliates to governmental or other regulatory agencies in order to obtain and maintain patents consistent with Article 6;

7.3.3       disclosure by Janssen or a Janssen Affiliate or sublicensee to gain or maintain approval to conduct Clinical Trials for a Licensed Product, to obtain and maintain Marketing Authorization or to otherwise develop, manufacture and market Licensed Products, but such disclosure may be only to the extent reasonably necessary to obtain and maintain patents or authorizations;

7.3.4       disclosure required in connection with any judicial or administrative process relating to or arising from this Agreement (including any enforcement hereof) or to comply with applicable court orders or governmental regulations (or the rules of any recognized stock exchange or quotation system); or

7.3.5       disclosure to potential or actual investors or potential or actual acquirers or actual or potential sublicensees in connection with due diligence or similar investigations by such Third Parties; provided, in each case, that any such potential or actual investor or acquirer or sublicensee agrees to be bound by confidentiality and non-use obligations consistent with those contained in this Agreement as they apply to the recipient Party.

If the recipient Party is required by judicial or administrative process to disclose Confidential Information that is subject to the non-disclosure provisions of this Article 7, such Party shall promptly inform the other Party of the disclosure that is being sought in order to provide the other Party an opportunity to challenge or limit the disclosure obligations. Confidential Information that is disclosed as permitted by this Section 7.3 shall remain otherwise subject to the confidentiality and non-use provisions of this Article 7, and the Party disclosing Confidential Information as permitted by this Section 7.3 shall take all steps reasonably necessary, including obtaining an order of confidentiality and otherwise cooperating with the other Party, to ensure the continued confidential treatment of such Confidential Information.

8.          PUBLICATIONS AND PUBLICITY

8.1          Publications.

8.1.1       Janssen shall have the right to publish the results of the Research Program with respect to the Licensed Products or Antibodies in accordance with this Section 8.1. Janssen shall deliver to Zymeworks a copy of any such proposed written publication or an outline of any such oral disclosure that includes Zymeworks Know-How or Zymeworks Confidential Information at least sixty (60) days prior to submission for publication or presentation for review pursuant to Section 8.1.2.

CONFIDENTIAL

8.1.2       Zymeworks shall have the right (a) to request the removal of its Confidential Information from any such publication or presentation by Janssen or (b) to request a delay in publication or presentation in order to protect patentable information owned or controlled by Zymeworks. If Zymeworks requests such removal of Confidential Information in accordance with (a), Janssen will implement such request in good faith. If Zymeworks requests such a delay in accordance with (b), Janssen shall delay submission or presentation for a period of up to […***…] from the delivery of such publication or disclosure to enable patent applications protecting Zymeworks’ rights in such information to be filed in accordance with Article 6. For clarity, subject to the foregoing, Janssen has the right to publish on clinical trial results on a Licensed Product or Antibody in accordance with its internal policies.52

8.2          Publicity.  The Parties have mutually approved a press release attached hereto as Exhibit B with respect to this Agreement and either Party may make subsequent public disclosure of the contents of such press release. Subject to the foregoing, each Party agrees not to issue any press release or other public statement, whether oral or written, disclosing the terms hereof, any of the activities under the Research Program conducted hereunder or any dollar amounts of payments associated with this Agreement without the prior written consent of the other Party, provided however, that neither Party will be prevented from complying with any duty of disclosure it may have pursuant to Applicable Laws or pursuant to the rules of any recognized stock exchange or quotation system, subject to that Party notifying the other Party of such duty and limiting such disclosure as reasonably requested by the other Party (and giving the other Party sufficient time to review and comment on any proposed disclosure). In the event that Zymeworks desires to make a public announcement regarding any payment (other than royalty payments) under Article 4 (including the occurrence of the activity related thereto), Zymeworks will provide Janssen with no less than […***…] in which to review and approve such announcement, such approval not to be unreasonably withheld, conditioned or delayed.53

9.          TERM AND TERMINATION

9.1          Term.

9.1.1       The term of this Agreement (the “Term”) will commence on the Effective Date and (subject to earlier termination in accordance with Section 9.2, 9.3 or 9.4) will expire upon the expiration or termination of the Research Program Term if Janssen does not submit a Designation Notice during the Research Program Term with respect to any Janssen Sequence Pair that is available in accordance with Section 3.4.2. In the event of expiration of this Agreement pursuant to this Section 9.1.1, Janssen’s license rights under Section 2.1.1 shall terminate, and Janssen’s rights under this Agreement to use the Zymeworks Intellectual Property, Zymeworks Platform, Antibodies and Licensed Products hereunder shall terminate.

9.1.2       Notwithstanding Section 9.1.1, in the event that Janssen submits one or more Designation Notice(s) during the Research Program Term with respect to Janssen Sequence Pair(s) that are available in accordance with Section 3.5, the Term shall expire, on a Licensed Product-by-Licensed Product basis, on the expiration of the Licensed Product Royalty Term for such Licensed Product.

52 Competitive information – Commercially Sensitive Terms.

53 Competitive information – Commercially Sensitive Terms.

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9.1.3       Upon expiration of this Agreement under Section 9.1.2 (but not under Section 9.1.1) with respect to a Licensed Product, any Commercial Licenses granted to Janssen under Section 2.1.2 still in effect immediately prior to such expiration shall become non-exclusive, fully paid-up, perpetual licenses, solely with respect to such Licensed Product. For clarity, upon expiration of the last-to-expire Licensed Product Royalty Term, this Agreement shall expire in its entirety.

9.2          Termination for Convenience.  Janssen shall have the right to terminate this Agreement, at any time in its sole discretion upon […***…] advance written notice to Zymeworks. In the event of a termination by Janssen pursuant to this Section 9.2, Janssen’s license rights under Section 2.1 shall terminate.54

9.3          Termination for […***…]. In the event that Janssen or its Affiliates […***…] in a court (excluding any […***…]) seeking the […***…] or […***…] or seeking to […***…] that […***…] a Licensed Product, and such action is based […***…] on such Licensed Product, then Zymeworks, at its discretion, may give notice to Janssen that Zymeworks will terminate the licenses […***…] with respect to such Licensed Product unless such […***…] is […***…] or […***…] (as appropriate) within […***…] if it is not practicable to effect such […***…] or […***…] in […***…]; provided that such period shall not, in any event, exceed […***…]. In the event that Janssen or its Affiliates (as the case may be) does not […***…] or […***…] (as appropriate) such challenge within such […***…], Zymeworks may terminate this Agreement. Notwithstanding anything to the contrary herein, a […***…] in a court does not include, and termination by Zymeworks under this Section 9.3 is not permitted for (i) any […***…] by Janssen or its Affiliate in any […***…] by Zymeworks, and/or Zymeworks’ Affiliate(s) and/or Sublicensees, including, without limitation, where such […***…] any Licensed Product(s) is not within the […***…], (ii) […***…], such as a […***…], or (iii) either (a) acquires as a result of […***…], whether in a court […***…] or (b) becomes involved in because Janssen […***…].55

54 Competitive information – Commercially Sensitive Terms.

55 Competitive information – Commercially Sensitive Terms.

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9.4          Termination for Cause.  If either Janssen or Zymeworks is in material breach of any obligation hereunder, the non-breaching Party may give notice to the breaching Party specifying the claimed particulars of such breach, and in such event, if the breach is not cured within […***…] after receipt of such notice, the non-breaching Party shall have the rights thereafter to terminate this Agreement immediately by giving notice to the breaching Party to such effect. A Party may terminate this Agreement pursuant to this Section 9.4, in its entirety, on a […***…] basis or with respect to the Research Program. In the event of a termination of this Agreement in its entirety pursuant to this Section 9.4, Janssen’s license rights under Section 2.1 shall terminate in their entirety. In the event of a termination of this Agreement pursuant to this Section 9.4 with respect to one or more […***…] Licensed Product, Janssen’s license rights under Section 2.1 shall terminate with respect to such […***…] or Licensed Products, and Janssen’s rights […***…] hereunder shall be […***…]. In the event of a termination of this Agreement pursuant to this Section 9.4 with respect to the Research Program, Janssen’s license rights under Section 2.1.1 shall terminate, and this Agreement shall survive with solely respect to […***…] that was included under the Commercial License prior to the termination of the Research Program Term; provided that this Agreement has not also been terminated with respect to […***…], and Janssen’s rights […***…] hereunder shall be […***…]56.

10.         EFFECTS OF TERMINATION

10.1        Termination of Agreement.  If this Agreement terminates or expires for any reason, then no later than […***…] after the effective date of such termination, Janssen shall pay all amounts then due and owing to the other Party hereunder as of the termination date; provided that if such termination is based on a breach by Zymeworks and the amounts due and owing hereunder are in dispute, then payment shall be made within […***…] of resolution of such dispute. Further, if this Agreement […***…] In the event of a termination or expiration of this Agreement in its entirety, each Party shall return or cause to be returned to the other Party, or destroy, all Confidential Information received from the other Party and all copies thereof; provided, however, that each Party may keep one (1) copy of Confidential Information received from the other Party in its confidential files for record purposes; and provided further that each Party may retain any Confidential Information reasonably necessary to exercise any surviving rights in accordance with this Agreement.57

10.2        Survival.  Termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such termination, nor affect in any way the survival of any other right, duty or obligation of the Parties which is expressly stated elsewhere in this Agreement to survive such termination. Without limiting the foregoing and except as expressly set forth otherwise in this Agreement, Articles 1, 7, 8, 10, 12, and 13 and Sections 2.2, 3.2.1, 5.5, 6.1, 6.2.4, 6.2.5 (solely with respect to Joint Patent Rights), 6.3.3, 6.3.4, 11.4, and 11.5 shall survive the expiration or termination of this Agreement. In addition, Sections 4.3, 4.4 and Article 5 shall survive to the extent payment obligations survive in accordance with the second sentence of Section 10.1. Except as otherwise expressly provided herein (including in Article 10), all other rights and obligations of the Parties under this Agreement shall terminate upon termination or expiration of this Agreement.

10.3        Damages; Relief.  Termination of this Agreement shall not preclude either Party from claiming any other damages, compensation or relief that it may be entitled to upon such termination.

56 Competitive information – Commercially Sensitive Terms and Discovery Information.

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10.4        Bankruptcy Code.  If this Agreement is rejected by a Party as a debtor under Section 365 of the United States Bankruptcy Code or similar provision in the bankruptcy laws of another jurisdiction (the “Code”), then, notwithstanding anything else in this Agreement to the contrary, all licenses and rights to licenses granted under or pursuant to this Agreement by the Party in bankruptcy to the other Party are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code (or similar provision in the bankruptcy laws of the jurisdiction), licenses of rights to “intellectual property” as defined under Section 101(35A) of the United States Bankruptcy Code (or similar provision in the bankruptcy laws of the jurisdiction). The Parties agree that a Party that is a licensee of rights under this Agreement shall retain and may fully exercise all of its rights and elections under the Code. The foregoing provisions of this Section 10.4 are without prejudice to any rights a Party may have arising under the Code.

11.         REPRESENTATIONS AND WARRANTIES

11.1        Representations and Warranties by Each Party.  Each Party represents and warrants to the other as of the Effective Date that:

11.1.1     it is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation;

11.1.2     it has full corporate power and authority to execute, deliver, and perform this Agreement, and has taken all corporate action required by Applicable Laws and its organizational documents to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement;

11.1.3     this Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, bank moratorium or similar laws affecting creditors’ rights generally and laws restricting the availability of equitable remedies and may be subject to general principles of equity whether or not such enforceability is considered in a proceeding at law or in equity); and

11.1.4     the execution and delivery of this Agreement and all other instruments and documents required to be executed pursuant to this Agreement, and the consummation of the transactions contemplated hereby do not and shall not (a) conflict with or result in a breach of any provision of its organizational documents, (b) result in a breach of any agreement to which it is a party; or (c) violate any Applicable Laws.

11.2         Representations and Warranties by Zymeworks.  Zymeworks represents and warrants to Janssen as of the Effective Date that:

11.2.1     Zymeworks has the right to grant to Janssen the licenses and rights under Section 2.1 that it purports to grant hereunder;

11.2.2     Zymeworks has not granted, and will not grant during the Term, rights to any Third Party under the Zymeworks Intellectual Property that conflict with the rights granted to Janssen hereunder;

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11.2.3     Zymeworks has not received any written notice of any threatened claims or litigation seeking to invalidate or otherwise challenge the Zymeworks Patent Rights or Zymeworks’ rights therein;

11.2.4     To its knowledge, the Zymeworks Patent Rights are not subject to any pending re-examination, opposition, interference or litigation proceedings; and

11.2.5     Zymeworks is not aware of any pending or threatened action, suit, proceeding or claim by a Third Party asserting that Zymeworks is infringing or has misappropriated or otherwise is violating any patent, trade secret or other proprietary right of any Third Party based on the use of the Zymeworks Platform.

11.2.6     Except for […***…] prior to the Effective Date, the […***…] within the Zymeworks Platform that are listed in Exhibit A and the use of […***…] by Janssen or its Affiliates or sublicensees to […***…] in accordance with this Agreement […***…]. Notwithstanding anything to the contrary in this Agreement, Zymeworks’ total liability for breach under this Section 11.2.6 (including pursuant to its indemnification obligations in Section 12.1) shall not exceed the […***…] For clarity, […***…]. Additionally, any Third Party royalties owed on Licensed Products sold by or on behalf of Janssen, its Affiliates or sublicensees […***…] Notwithstanding the foregoing. Zymeworks hereby agrees that, in the event that there is a breach under this Section 11.2.6 by Zymeworks […***…] Zymeworks will advise Janssen […***…]58

11.3        Covenants by Zymeworks. Zymeworks hereby covenants that:

11.3.1     It will not assign, transfer, convey or otherwise encumber its right, title and interest in the Zymeworks Intellectual Property in any manner that would prevent it from granting the licenses set forth in Article 2 or bestowing other rights expressly contemplated in this Agreement.

11.3.2     It shall promptly inform Janssen if, after the Effective Date:

(a)          it receives any written notice from a Third Party asserting the invalidity of any of the Zymeworks patents or challenging the rights of Zymeworks to use or license any of the Zymeworks Intellectual Property; and

(b)          during the Term, it has knowledge that any warranty made in Section 11.2 is no longer true and correct.

11.4        Limitation.  NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, THAT ANY OF THE RESEARCH, DEVELOPMENT AND/OR COMMERCIALIZATION EFFORTS WITH REGARD TO ANY ANTIBODY OR LICENSED PRODUCT WILL BE SUCCESSFUL.

58 Competitive information – Commercially Sensitive Terms and Discovery Information.

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11.5         No Other Warranties.  EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL REPRESENTATIONS OR WARRANTIES OF ANY KIND WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT, EITHER EXPRESS OR IMPLIED, INCLUDING ANY WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

12.         INDEMNIFICATION AND LIABILITY

12.1        Indemnification by Zymeworks.  Zymeworks shall indemnify, defend and hold Janssen and its Affiliates, and their respective officers, directors, employees, contractors, agents and assigns (each, a “Janssen Indemnified Party”), harmless from and against losses, damages and liability, including reasonable legal expense and attorneys’ fees, (collectively, “Losses”) to which any Janssen Indemnified Party may become subject as a result of any Third Party demands, claims or actions (“Third Party Claims”) against any Janssen Indemnified Party arising or resulting from: (a) the negligence or willful misconduct of Zymeworks or its Affiliates or Third Parties (including contractors) acting under the authority of Zymeworks or its Affiliates pursuant to this Agreement, or (b) the material breach of any term in or the covenants, warranties, representations made by Zymeworks to Janssen under this Agreement. Zymeworks is only obliged to so indemnify and hold the Janssen Indemnified Parties harmless to the extent that such Third Party Claims do not arise from the material breach of this Agreement by or the negligence or willful misconduct of any Janssen Indemnified Party or its Related Parties.

12.2        Indemnification by Janssen.  Janssen shall indemnify, defend and hold Zymeworks and its Affiliates, and their respective officers, directors, employees, contractors, agents and assigns (each, a “Zymeworks Indemnified Party”), harmless from and against Losses incurred by any Zymeworks Indemnified Party as a result of any Third Party Claims against any Zymeworks Indemnified Party (including product liability claims) arising or resulting from: (a) the research, development or commercialization of Antibodies or Licensed Products by Janssen or its Affiliates or Third Parties acting under their authority under this Agreement; (b) the negligence or willful misconduct of Janssen or its Affiliates or Third Parties (including collaborators and other sublicensees and contractors) acting under the authority of Janssen or its Affiliates pursuant to this Agreement; or (c) the material breach of any term in or the covenants, warranties, representations made by Janssen to Zymeworks under this Agreement. Janssen is only obliged to so indemnify and hold the Zymeworks Indemnified Parties harmless to the extent that such Third Party Claims do not arise from the material breach of this Agreement or the negligence or willful misconduct of any Zymeworks Indemnified Party or its Related Parties.

12.3        Indemnification Procedure.

12.3.1     Any Janssen Indemnified Party or Zymeworks Indemnified Party seeking indemnification hereunder (“Indemnified Party”) shall notify the Party against whom indemnification is sought (“Indemnifying Party”) in writing reasonably promptly after the assertion against the Indemnified Party of any Third Party Claim in respect of which the Indemnified Party intends to base a claim for indemnification hereunder, but the failure or delay so to notify the Indemnifying Party shall not relieve the Indemnifying Party of any obligation or liability that it may have to the Indemnified Party except to the extent that the Indemnifying Party demonstrates that its ability to defend or resolve such Third Party Claim is adversely affected thereby.

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12.3.2     Subject to the provisions of Section 12.3.3 below, the Indemnifying Party shall have the right, upon providing notice to the Indemnified Party of its intent to do so within […***…] after receipt of the notice from the Indemnified Party of any Third Party Claim, to assume the defense and handling of such Third Party Claim, at the Indemnifying Party’s sole expense.59

12.3.3     The Indemnifying Party shall select counsel reasonably acceptable to the Indemnified Party in connection with conducting the defense and handling of such Third Party Claim, and the Indemnifying Party shall defend or handle the same in consultation with the Indemnified Party, and shall keep the Indemnified Party timely apprised of the status of such Third Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, agree to a settlement of any Third Party Claim which could lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, or would involve any admission of wrongdoing on the part of the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party, at the request and expense of the Indemnifying Party, and shall be entitled to participate in the defense and handling of such Party Claim with its own counsel and at its own expense.

12.4        Special, Indirect and Other Losses.  NEITHER PARTY NOR ANY OF ITS AFFILIATES SHALL BE LIABLE UNDER THIS AGREEMENT FOR SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING LOSS OF PROFITS SUFFERED BY THE OTHER PARTY, EXCEPT FOR LIABILITY FOR BREACH OF ARTICLE 7. NOTHING IN THIS SECTION 12.4 SHALL BE CONSTRUED TO LIMIT EITHER PARTY’S INDEMNIFICATION OBLIGATIONS UNDER THIS ARTICLE 12.

12.5        Insurance.  Each Party, at its own expense, shall maintain liability insurance (or self-insure) in an amount consistent with industry standards during the Term. Each Party shall provide a certificate of insurance (or evidence of self-insurance) evidencing such coverage to the other Party upon request. Zymeworks shall maintain during the Research Program Term general commercial liability insurance with coverage limits of […***…] per claim and […***…] in the aggregate.60

59 Competitive information – Commercially Sensitive Terms.

60 Competitive information – Commercially Sensitive Terms.

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13.         GENERAL PROVISIONS

13.1        Assignment.  Except as provided in this Section 13.1, this Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the consent of the other Party; provided, however, that (and notwithstanding anything elsewhere in this Agreement to the contrary) either Party may, without such consent, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate of such Party, provided further that, either Party, without the written consent of the other Party, may assign this Agreement and its rights and obligations hereunder (or under a transaction under which this Agreement is assumed) in connection with the transfer or sale of all or substantially all of its assets or business related to the subject matter of this Agreement, or in the event of its merger or consolidation or similar transaction. Any attempted assignment not in accordance with this Section 13.1 shall be void. Any permitted assignee shall assume all assigned obligations of its assignor under this Agreement.

13.2        Extension to Affiliates.  Except as expressly set forth otherwise in this Agreement, each Party shall have the right to extend the rights and obligations granted in this Agreement to one or more of its Affiliates. All applicable terms and provisions of this Agreement, except this right to extend, shall apply to any such Affiliate to which this Agreement has been extended to the same extent as such terms and provisions apply to the Party extending such rights and obligations. The Party extending the rights and obligations granted hereunder shall remain primarily liable for any acts or omissions of its Affiliates.

13.3        Severability.  Should one or more of the provisions of this Agreement become void or unenforceable as a matter of Applicable Laws, then this Agreement shall be construed as if such provision were not contained herein and the remainder of this Agreement shall be in full force and effect, and the Parties will use their best efforts to substitute for the invalid or unenforceable provision a valid and enforceable provision which conforms as nearly as possible with the original intent of the Parties.

13.4        Governing Law; English Language.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York and the patent laws of the United States without reference to any rules of conflict of laws. This Agreement was prepared in the English language, which language shall govern the interpretation of, and any dispute regarding, the terms of this Agreement.

13.5        Dispute Resolution. The Parties recognize that a dispute may arise relating to this Agreement (“Dispute”). Any Dispute shall be resolved in accordance with this Section 13.5.

13.5.1     Mediation.

The Parties shall first attempt in good faith to resolve any Dispute by confidential mediation in accordance with the then current Mediation Procedure of the International Institute for Conflict Prevention and Resolution (“CPR Mediation Procedure”) (www.cpradr.org) before initiating arbitration. The CPR Mediation Procedure shall control, except where that Procedure conflicts with these provisions, in which case these provisions control. The mediator shall be chosen pursuant to the CPR Mediation Procedure. The mediation shall be held in New York, New York.

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Either Party may initiate mediation by written notice to the other of the existence of a Dispute. The Parties agree to select the mediator within […***…] of the notice and the mediation will begin promptly after the selection. The mediation will continue until the mediator or either Party declares in writing, no sooner than after the conclusion of one full day of a substantive mediation conference attended on behalf of each party by a senior business person with authority to resolve the Dispute, that the Dispute cannot be resolved by mediation. In no event, however, shall mediation continue more than […***…] from the initial notice by a Party to initiate meditation unless the Parties agree in writing to extend that period.61

13.5.2     Arbitration.

If the parties fail to resolve the Dispute in mediation, and a Party desires to pursue resolution of the Dispute, the Dispute shall be submitted by either Party for resolution in arbitration pursuant to the then current CPR Rules for Non-Administered Arbitration of International Disputes (“CPR Rules”) (www.cpradr.org), except where they conflict with these provisions, in which case these provisions control. CPR is designated as the Neutral Organization for arbitration of all Disputes. The arbitration will be conducted in English and held in New York, New York. All aspects of the arbitration shall be treated as confidential.

The arbitrators will be chosen from the CPR Panels of Distinguished Neutrals, unless a candidate not on the CPR Panel is approved by both Parties. Each arbitrator shall be a lawyer with at least fifteen (15) years of experience with a law firm or corporate law department of over twenty-five (25) lawyers or who was a judge of a court of general jurisdiction. To the extent that the Dispute requires special expertise, the Parties will so inform CPR prior to the beginning of the selection process. Prior to selection of the arbitrator(s), either Party may seek from any court having jurisdiction any temporary injunctive or provisional relief necessary to protect the rights or property of that Party until final resolution of the issue by the arbitrator or other resolution of the Dispute.

The arbitration tribunal shall consist of three arbitrators, of whom each Party shall designate one (1) in accordance with the “screened” appointment procedure provided in CPR Rule 5.4. The chair will be chosen in accordance with CPR Rule 6. If, however, the aggregate award sought by the Parties is less than […***…] and equitable relief is not sought, a single arbitrator shall be chosen in accordance with the CPR Rules.62

The Parties agree to select the arbitrator(s) within […***…] of initiation of the arbitration. The hearing will be concluded within […***…] after selection of the arbitrator(s) and the award will be rendered within […***…] of the conclusion of the hearing, or of any post hearing briefing, which briefing will be completed by both sides within […***…] after the conclusion of the hearing. In the event the parties cannot agree upon a schedule, then the arbitrator(s) shall set the schedule following the time limits set forth above as closely as practicable. Any final award by the arbitrator(s) may be entered by either Party in any court having appropriate jurisdiction for a judicial recognition of the decision and applicable orders of enforcement.63

61 Competitive information – Commercially Sensitive Terms.

62 Competitive information – Commercially Sensitive Terms.

63 Competitive information – Commercially Sensitive Terms.

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Notwithstanding the foregoing, any Excluded Claim may be submitted by either Party to any court of competent jurisdiction over such Excluded Claim. For purposes of the foregoing, “Excluded Claim” means any dispute, controversy or claim that primarily concerns (a) the validity, enforceability or infringement of any patent, trademark or copyright, or (b) any antitrust, anti-monopoly or competition law or regulation, whether or not statutory.

EACH PARTY HERETO WAIVES: ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY.

13.6        Force Majeure.  Neither Party shall be responsible to the other for any failure or delay in performing any of its obligations under this Agreement or for other nonperformance hereunder (excluding, in each case, the obligation to make payments when due) if such delay or nonperformance is caused by strike, fire, flood, earthquake, accident, war, act of terrorism, act of God or of the government of any country or of any local government, or by any other cause unavoidable or beyond the control of any Party hereto. In such event, the Party affected will use reasonable efforts to resume performance of its obligations and will keep the other Party informed of actions related thereto. If any such failure of delay in a Party’s performance hereunder continues for more than […***…], the other Party may terminate this Agreement upon written notice to the delayed Party.64

13.7        Waivers and Amendments.  The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver. No provision of this Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

13.8        Relationship of the Parties.  Nothing contained in this Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between Zymeworks and Janssen, or to constitute one as the agent of the other. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other.

13.9        Notices.  All notices, consents or waivers under this Agreement shall be in writing and will be deemed to have been duly given when (a) scanned and converted into a portable document format file (i.e., pdf file), and sent as an attachment to an e-mail message, where, when such message is received, a read receipt e-mail is received by the sender (and such read receipt e-mail is preserved by the Party sending the notice), provided further that a copy is promptly sent by an internationally recognized overnight delivery service (receipt requested)(although the sending of the e-mail message shall be when the notice is deemed to have been given), or (b) the earlier of when received by the addressee or five (5) days after it was sent, if sent by registered letter or overnight courier by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and e-mail addresses set forth below (or to such other addresses and e-mail addresses as a Party may designate by notice):

64 Competitive information – Commercially Sensitive Terms.

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If to Zymeworks:	Zymeworks, Inc.
540-1385 West 8th Avenue
Vancouver, BC
Canada
V6H 3V9
Attn: […***…]
E-mail addresses: […***…] and
[…***…]

and

Wilson Sonsini Goodrich & Rosati
28 State Street
Boston, MA 02109
Attention: […***…]
E-mail address: […***…]

If to Janssen:	Janssen Research & Development LLC
920 Route 201
South Raritan, NJ 08869
Attn: […***…]
Email:[…***…]
Telephone:[…***…]

And	Office of the Chief Patent Counsel
Johnson & Johnson
One Johnson Plaza
New Brunswick, NJ 08933
Attn: […***…]
Email: […***…]
Telephone: […***…]

13.10      Further Assurances.  Janssen and Zymeworks hereby covenant and agree without the necessity of any further consideration, to execute, acknowledge and deliver any and all documents and take any action as may be reasonably necessary to carry out the intent and purposes of this Agreement.

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13.11      Compliance with Law.  Each Party shall perform its obligations under this Agreement in accordance with all Applicable Laws. No Party shall, or shall be required to, undertake any activity under or in connection with this Agreement which violates, or which it believes, in good faith, may violate, any Applicable Laws.

13.12      No Third Party Beneficiary Rights.  This Agreement is not intended to and shall not be construed to give any Third Party any interest or rights (including any Third Party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this Agreement.

13.13      Entire Agreement.  This Agreement sets forth the entire agreement and understanding of the Parties as to the subject matter hereof and supersedes all proposals, oral or written, and all other communications between the Parties with respect to such subject matter. The Parties acknowledge and agree that, as of the Effective Date, all Confidential Information disclosed pursuant to the Confidentiality Agreement by a Party or its Affiliates shall be included in the Confidential Information subject to this Agreement and the Confidentiality Agreement is hereby superseded in its entirety; provided, that the foregoing shall not relieve any Person of any right or obligation accruing under the Confidentiality Agreement prior to the Effective Date. “Confidentiality Agreement” means the Mutual Non-Disclosure Agreement between Zymeworks and Janssen dated September 28, 2016.

13.14      Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.15      Expenses.  Each Party shall pay its own costs, charges and expenses incurred in connection with the negotiation, preparation and completion of this Agreement.

13.16      Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns.

13.17      Construction.  The Parties hereto acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to all Parties hereto and not in a favor of or against any Party, regardless of which Party was generally responsible for the preparation of this Agreement.

13.18      Cumulative Remedies.  No remedy referred to in this Agreement is intended to be exclusive unless explicitly stated to be so, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

13.19      Export.  Each Party acknowledges that the laws and regulations of the United States restrict the export and re-export of commodities and technical data of United States origin. Each Party agrees that it will not export or re-export restricted commodities or the technical data of the other Party in any form without appropriate United States and foreign government licenses.

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13.20      Notification and Approval.  In the event that this Agreement or the transaction(s) set forth herein are subject to notification or regulatory approval in one or more countries, then development and commercialization in such country(ies) will be subject to such notification or regulatory approval. The Parties will reasonably cooperate with each other with respect to such notification and the process required thereunder, including in the preparation of any filing. Janssen will be responsible for any and all costs, expenses, and filing fees associated with any such filing.

[Remainder of page left blank intentionally.]

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IN WITNESS WHEREOF, the Parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives.

ZYMEWORKS INC.

By:	/s/ Ali Tehrani
Name:	Ali Tehrani, Ph.D.
Title:	President & Chief Executive Officer

JANSSEN BIOTECH, INC.

By:	/s/ Duane Van Arsdale
Name:	Duane Van Arsdale
Title:	Sr. Director, Janssen Biotech, Inc.

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EXHIBIT A

ZYMEWORKS KNOW-HOW AND TECHNOLOGY TRANSFER65

1.	[…***…]

2.	[…***…]

3.	[…***…]

4.	[…***…]

5.	[…***…]

6.	[…***…]

7.	[…***…]

8.	[…***…]

65 Competitive information – Exclusivity Information and Discovery Information.

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EXHIBIT B

PRESS RELEASE

Zymeworks Announces License Agreement with Johnson & Johnson Innovation to Develop and Commercialize Next Generation Bispecific Antibody Therapeutics

•	Zymeworks licenses the Azymetric™ and EFECT™ platforms to Janssen

•	US $50 million upfront license fee paid to Zymeworks for up to six bispecific programs

Vancouver, Canada (November 13, 2017) – Zymeworks Inc. (“Zymeworks”; NYSE/TSX: ZYME), a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation bispecific and multifunctional biotherapeutics, today announced it has executed a licensing agreement with Janssen Biotech, Inc. (“Janssen”), one of the Janssen Pharmaceutical Companies of Johnson & Johnson. The deal was facilitated by Johnson & Johnson Innovation.

Under the terms of the licensing agreement, Zymeworks will provide Janssen with a worldwide, royalty-bearing license to research, develop, and commercialize up to six bispecific antibodies directed to Janssen therapeutic targets using Zymeworks’ Azymetric™ and EFECT™ platforms. Janssen will be responsible for all research, development, and commercial activities under the licensing agreement. Zymeworks will receive an upfront payment of US$50 million and is eligible to potentially receive up to US$282 million in development and up to US$1.12 billion in commercial milestone payments, and tiered royalties on potential sales. Janssen also has the option to develop two additional bispecific programs under the agreement subject to a future option payment.

“We are very pleased to be partnering with Janssen and their world-class scientists,” said Dr. Ali Tehrani, President and CEO of Zymeworks. “This marks our sixth major pharmaceutical partnership and the first since our wholly-owned bispecific product candidate ZW25, which is enabled with the Azymetric™ platform, entered clinical trials. The proceeds from this collaboration will be primarily used to fund the clinical advancement of ZW25, as well as the advancement of our preclinical programs into the clinic.”

November 13 Webcast and Conference Call

Zymeworks will host a webcast and teleconference today at 8:30 a.m. ET (5:30am PT) to discuss the license agreement. Ali Tehrani, Ph.D., President and Chief Executive Officer and Neil Klompas, Chief Financial Officer at Zymeworks will lead the discussion.

The webcast can be accessed through the Investor page of Zymeworks’ website at http://ir.zymeworks.com/events-and-presentations.

The live call may be accessed by dialing 1-800-319-4610 for North American callers, or 1-604-638-5340 for international callers. Callers should dial in five to ten minutes prior to the scheduled start time, and ask to join the “Zymeworks call”.

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A telephone replay of the conference call will be available by dialing 1-800-319-6413 or 1-604-638-9010 and entering access code 1748. The replay will be available after the conclusion of the conference call until November XX, 2017.

About the Azymetric™ Platform

The Azymetric™ platform enables the transformation of monospecific antibodies into bispecific antibodies, which gives them the ability to simultaneously bind two different targets. Azymetric™ bispecific technology enables the development of multifunctional biotherapeutics that can block multiple signaling pathways, recruit immune cells to tumors, enhance receptor clustering degradation, and increase tumor-specific targeting leading to greater efficacy while reducing toxicities and the potential for drug-resistance. Azymetric™ bispecifics have been engineered to retain the desirable drug-like qualities of naturally occurring antibodies, including low immunogenicity, long half-life and high stability, and are also compatible with standard manufacturing processes with high yields and purity, thereby significantly reducing drug development costs and timelines.

About the EFECT™ Platform

The EFECT™ platform is a library of antibody Fc modifications engineered to modulate the activity of the antibody-mediated immune response, which includes both the up and down-regulation of effector functions. This platform is compatible with traditional monoclonal as well as Azymetric™ bispecific antibodies to further enable the customization of therapeutic responses for different diseases.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Cautionary Note Regarding Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements in this news release include statements that relate to the terms of the licensing

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agreement with Janssen, potential payments to Zymeworks under the licensing agreement, Zymeworks’ planned use of such payments, and other information that is not historical information. When used herein, words such as “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Zymeworks believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Zymeworks may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in Zymeworks’ registration statement on Form F-1 and in its supplemented PREP prospectus dated April 27, 2017 filed in connection with Zymeworks’ initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as Zymeworks’ current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. Zymeworks cannot guarantee future results, events, levels of activity, performance or achievements. Zymeworks does not undertake and specifically declines any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Contacts:

Zymeworks Inc.

David Poon, Ph.D.

Executive Director, External R&D and Alliances

(604) 678-1388

bd@zymeworks.com

or

Investor Inquiries:

ir@zymeworks.com

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EXHIBIT C

JOHNSON & JOHNSON UNIVERSAL CALENDAR

2018 UNIVERSAL CALENDAR

	M	T	W	T	F	S	S		M	T	W	T	F	S	S

	1	2	3	4	5	6	7		2	3	4	5	6	7	8
JAN	8	9	10	11	12	13	14	JUL	9	10	11	12	13	14	15
(4 Weeks)	15	16	17	18	19	20	21	(4 Weeks)	16	17	18	19	20	21	22
	22	23	24	25	26	27	28		23	24	25	26	27	28	29

	29	30	31						30	31
FEB				1	2	3	4	AUG			1	2	3	4	5
(4 Weeks)	5	6	7	8	9	10	11	(4 Weeks)	6	7	8	9	10	11	12
	12	13	14	15	16	17	18		13	14	15	16	17	18	19
	19	20	21	22	23	24	25		20	21	22	23	24	25	26

	26	27	28						27	28	29	30	31
				1	2	3	4							1	2
MAR	5	6	7	8	9	10	11	SEP	3	4	5	6	7	8	9
(5 Weeks)	12	13	14	15	16	17	18	(5 Weeks)	10	11	12	13	14	15	16
	19	20	21	22	23	24	25		17	18	19	20	21	22	23
	26	27	28	29	30	31			24	25	26	27	28	29	30
							1

	2	3	4	5	6	7	8		1	2	3	4	5	6	7
APR	9	10	11	12	13	14	15	OCT	8	9	10	11	12	13	14
(4 Weeks)	16	17	18	19	20	21	22	(4 Weeks)	15	16	17	18	19	20	21
	23	24	25	26	27	28	29		22	23	24	25	26	27	28

	30								29	30	31
MAY		1	2	3	4	5	6	NOV				1	2	3	4
(4 Weeks)	7	8	9	10	11	12	13	(4 Weeks)	5	6	7	8	9	10	11
	14	15	16	17	18	19	20		12	13	14	15	16	17	18
	21	22	23	24	25	26	27		19	20	21	22	23	24	25

	28	29	30	31					26	27	28	29	30
					1	2	3							1	2
JUN	4	5	6	7	8	9	10	DEC	3	4	5	6	7	8	9
(5 Weeks)	11	12	13	14	15	16	17	(5 Weeks)	10	11	12	13	14	15	16
	18	19	20	21	22	23	24		17	18	19	20	21	22	23
	25	26	27	28	29	30			24	25	26	27	28	29	30
							1

CONFIDENTIAL

EXHIBIT D

LISTED AFFILIATES66

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66 Competition information – Discovery Information.

CONFIDENTIAL

EXHIBIT E

PATENTS COVERING ZYMEWORKS PLATFORM67

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67 Competitive information – Exclusivity Information.

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